Vascular Solutions, Inc.

Annual Report 2001


DO NOT REUSE

Sealing Solutions

Vascular Solutions

Vascular Solutions is an interventional medical device company with a focus on developing and selling innovative products to seal puncture sites following cardiology and radiology procedures. U.S. sales of our principal product, the Vascular Solutions Duett™ sealing device, commenced in the second half of 2000. Entering 2002, Vascular Solutions has three products on the U.S. market -- the Duett, the Diagnostic Duett and the D-Stat -- with several additional interventional medical devices in the development pipeline.

DUETT™

Achieving a complete seal of the puncture site after a cardiology or radiology catheterization is a vital part of the overall procedure. Patient comfort and procedural efficiencies demand that the old standard of manual compression and substantial bed rest be vastly improved. With more than eight million catheterization procedures performed annually worldwide, the demand for an effective closure device is clear. The result has been a vascular sealing device market that has grown from virtually nothing in 1994 to $280 million in 2001.

The Duett provides a new approach to vascular sealing to address the issues commonly faced by cardiologists and radiologists. The Duett provides a complete seal of both the arterial puncture and the tissue tract with the advantages of:



- Nothing rigid left behind to prevent normal healing and subsequent re-access
- An extremely low risk of infection
- A simple and quick deployment procedure with a one-size-fits-all device



In other words, a "Quiet Groin" for the catheterization patient with an easy-to-use device.

Solutions

Diagnostic Duett™

The Diagnostic Duett™ sealing device is a new version of the original Duett sealing device tailored specifically for the diagnostic catheterization patient. In diagnostic procedures, lower levels of blood-thinning medications are used compared to interventional procedures. The originial Duett, since it is a one-size-fits-all device, is dosed appropriately for the most challenging interventional patient. The Diagnostic Duett has been developed with the exact same deployment steps as the original Duett, but with a less powerful procoagulant that makes it more economical, yet fully effective, for the less-challenging diagnostic patients. U.S. sales of the Diagnostic Duett commenced in December 2001.

D-Stat™ flowable hemostat

Hemostats are used in all medical procedures to control bleeding, with a market of over $1.2 billion annually. Each medical procedure requires its own special characteristics in a hemostat to achieve optimal performance. Interventional physicians need a hemostat that quickly clots active bleeding in voids, but also can be delivered into tight spaces. The D-Stat flowable hemostat uses the clinically proven Duett procoagulant technology to provide interventional physicians with a thick, yet flowable, hemostat. The D-Stat can be used to control bleeding in a wide variety of vascular access sites where catheters and tubes are used, such as hemodialysis procedures, radial access procedures and electrophysiology procedures. U.S. sales of the D-Stat commenced in February 2002.



Product Pipeline

In addition to next-generation improvements to the Duett sealing device, Vascular Solutions' development efforts are concentrated on creating new clinical solutions for interventional physicians.

Biopsy sealing

Following biopsies of organs, such as the liver, a substantial amount of blood can be lost upon removal of the needle. Over 200,000 liver biopsies are performed each year in the United States, resulting in an estimated $30 million market opportunity for a biopsy sealing device. A proprietary biopsy sealing device using the Duett procoagulant technology is expected to enter U.S. clinical studies during 2002.

Pseudoaneurysm repair

A pseudoaneurysm is a common complication following catheterization procedures, and often requires a surgical procedure or extended compression to repair. A proprietary pseudoaneurysm closure system entered international clinical evaluations in late 2001.

Solutions

To Our Shareholders



Dear Shareholders,

Let me begin by stating the obvious - 2001 was a challenging year for Vascular Solutions. It's ironic that in a year in which we doubled our net sales and brought two new products through the FDA regulatory process, we also failed to meet our expectations. In many ways, 2001 was indicative of the challenges involved in introducing a new medical device with a new distribution organization in the United States. We made excellent progress, but not as quickly as we expected.

Looking back, we entered 2001 ready for the first full year of U.S. sales of our first product, the Duett sealing device. Prior to launching the Duett in mid-2000, we made the decision to create a direct sales force in the U.S. to reach our interventional cardiologist and interventional radiologist customers. The work of establishing this direct sales force continued throughout 2001. Our direct sales force, which consisted of 47 field employees at the beginning of 2001, expanded to 65 at the end of 2001. Also during 2001, we re-focused our sales organization on the clinical aspects of our product, and we improved our financial results in the fourth quarter as a result of this emphasis.

Our challenges during 2001 centered primarily on the competitive nature of the sealing device business. We were the fourth sealing device to enter the U.S. market, and the Duett offers a completely different approach to sealing the vascular access site compared with the other three approved devices. Adopting a new technology in any medical field requires time and clinical results that must be seen by each customer. This is a slow process, and we found that during 2001 our field employees were required to spend much more time with each customer to train the users and re-enforce the Duett's outcomes. This process made the adoption of the Duett technology much slower, and thus made our progress more difficult to achieve.

Having said that, what we built during 2001 was very significant. Vascular Solutions enters 2002 as an established interventional medical device company with a solid foundation, a 65-person U.S. direct sales force and substantial growth opportunities. The Duett has provided us with a solid base of business and customers which we can expand and introduce new clinically useful products.

During 2002 our primary focus is, and will continue to be, increasing our market share with the Duett sealing device. The market for sealing devices increased to approximately $280 million in 2001, and continues to increase at greater than 10% annual rates. While the rate of increase in the use of sealing devices has slowed in the last year, the substantial and growing market provides us with a vast opportunity to grow sales of our Duett sealing device. We currently maintain approximately a 5% market share, and we expect to continue to grow that share over the next several years.

As with any medical device company, we also are working on next generation improvements to our medical device. The Diagnostic Duett, which we introduced in very late 2001, is our first commercial result of these efforts. The

Diagnostic Duett provides a more economical version of our Duett sealing device that is tailored specifically for diagnostic procedures. Already we are using the Diagnostic Duett to compete in accounts where the price of a sealing device for diagnostic procedures has been a substantial barrier to our original Duett. Next on our horizon is the Duett Pro, which is a generational improvement that simplifies the Duett's deployment steps and is expected to be released worldwide in mid-2002. The combination of an improving distribution network and these product improvements can provide an excellent opportunity for Vascular Solutions' growth in 2002.

Without minimizing the opportunity we have within the vascular sealing device market, our base of Duett business also has provided us with the ability to introduce additional products in a very efficient manner to our existing customers. The nationwide coverage and vast clinical knowledge of our field employees allows us to focus on products that satisfy clinical needs for interventional cardiologists and radiologists.

In February 2002 we launched our next product through our direct sales force, the D-Stat flowable hemostat. The D-Stat takes advantage of the procoagulant technology we have created with the Duett sealing device to create a viscous hemostat designed for a variety of applications in interventional medicine. The unique aspect of the D-Stat is its thick, yet flowable, consistency and its ability to clot active bleeding. It also benefits from the substantial cost efficiencies we have created with the Duett sealing device. We believe that the D-Stat can represent a substantial incremental addition to our sales with little added expense.

Our next new product opportunity is in the area of sealing biopsy punctures of solid organs. During 2001 we completed pre-clinical work on a device to seal punctures made during liver biopsy procedures. Using standard percutaneous technique, punctures of the liver can result in a substantial loss of blood, pain and significant complications. Our prototype device again utilizes our Duett procoagulant technology combined with a proprietary delivery device to provide a simple seal of the biopsy puncture. We believe that the market opportunity for just the liver biopsy product is in excess of $30 million in the United States. Additional versions of the biopsy sealing device for lung biopsies and other solid organ biopsies are being designed and would substantially increase this market opportunity.

We are in the process of developing several additional products and evaluating other opportunities. All of our resources are committed to the interventional market, with the intent to continue to leverage our direct sales force. Beyond our own development efforts, we are evaluating products developed by others that fit our core mission.

We continue to believe that Vascular Solutions becomes profitable at a quarterly sales rate of approximately $8 million. Our highest priority is to reach this milestone, and we believe that we have the products on the market and in development that can allow us to achieve this goal. With our strong financial position of $33 million in cash and no debt, we also believe that we have all of the financial resources required to meet this goal.

Over the last year, Vascular Solutions has evolved into a multiple product interventional medical device company. We intend to continue this evolution during 2002, and we expect to report next year on our continued growth in sales and products.

Thank you again for your support in our mission.

Very truly yours,

Howard Root
Chief Executive Officer

February 2002

FINANCIAL HIGHLIGHTS

Statements of Operations Data *(dollars in thousands)*

	Year ended December 31,				
	2001	2000	1999	1998	1997
Net sales	$12,082	$6,193	$1,429	$494	$0
Gross profit	$7,121	$3,492	$364	$52	N/A
Gross profit %	58.9%	56.4%	25.5%	10.4%	N/A
Total operating expenses	$21,033	$13,154	$8,597	$5,467	$1,724
Operating loss	($13,911)	($9,662)	($8,234)	($5,415)	($1,724)
Net loss	($12,250)	($8,209)	($7,862)	($5,141)	($1,652)

Balance Sheet Data *(dollars in thousands)*

	December 31,	
	2001	2000
Cash and cash equivalents	$33,318	$44,098
Working capital	$34,712	$46,300
Long-term debt	$0	$0
Shareholder's equity	$35,630	$47,194
Total shares outstanding	13,327	13,116

Annual Net Sales



$12,000
$9,000
$6,000
$3,000
RO
$0
$494
$1,429
$6,193
$12,082
1997
1998
1999
2000
2001
(in thousands)

Gross Profit



70
60
50
40
0
46%
50%
57%
60%
60%
61%
57%
56%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission File Number: 0-27605

VASCULAR SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Minnesota	41-1859679
(State of Incorporation)	(IRS Employer Identification No.)

2495 Xenium Lane North
Minneapolis, Minnesota 55441
(Address of Principal Executive Offices)

(763) 656-4300
(Registrant's telephone number, including are code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of voting stock held by non-affiliates based upon the closing Nasdaq sale price on February 15, 2002 was $25,052,000.

As of February 15, 2002, the number of shares outstanding of the registrant's common stock was 13,337,002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2002 Annual Meeting of Shareholders to be held on April 16, 2002 are incorporated by reference in Part III of this Annual Report on Form 10-K.

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PART I

ITEM 1. BUSINESS

Overview

We are an interventional medical device company with a focus on designing, manufacturing and marketing devices that allow interventional cardiologists and radiologists to seal percutaneous access sites from blood loss. Our principal product, the Vascular Solutions Duett™ sealing device, enables cardiologists and radiologists to rapidly seal the entire puncture site following catheterization procedures such as angiography, angioplasty and stenting. Our second product, the D-Stat™ flowable hemostat, enables interventional physicians to seal less-challenging access sites following the removal of sheaths and tubes used in a variety of procedures, such as hemodialysis, electrophysiology and radial arterial access procedures. We are developing several additional products that leverage our existing technology to bring additional sealing solutions to the interventional cardiologist and radiologist.

Our Duett sealing device combines an easy-to-use balloon catheter delivery mechanism with a biological procoagulant mixture, which we believe offers advantages over both manual compression and the three other FDA-approved vascular sealing devices. We began selling our Duett product in Europe in February 1998. On June 22, 2000, we received approval from the U.S. Food and Drug Administration, or FDA, of our premarket approval, or PMA, application for the sale of the Duett sealing device in the United States and commenced selling our Duett sealing device in the United States. Over 100,000 Duett sealing devices have been sold and deployed worldwide. While the vascular sealing device market has developed quickly, it represents less than 20% of the more than $1 billion potential annual market, based on the current number of catheterization procedures performed.

Our D-Stat flowable hemostat consists of the procoagulant components of the Duett sealing device packaged separately as a thick, yet flowable, blood clotting material that can be delivered locally to bleeding sites. We began selling our D-Stat flowable hemostat in the United States in the first quarter of 2002.

Vascular Sealing Industry Background

Over 60 million Americans have one or more types of cardiovascular disease—diseases of the heart and blood vessels. Cardiovascular disease is the number one cause of death in the United States and is replacing infectious disease as the world's pre-eminent health risk. Advances in medicine have enabled physicians to perform an increasing number of diagnostic and therapeutic treatments of cardiovascular disease using minimally invasive methods, such as catheters placed inside the arteries, instead of highly invasive open surgery. Cardiologists and radiologists use diagnostic procedures, such as angiography, to confirm, and interventional procedures, such as angioplasty and stenting, to treat, diseases of the coronary and peripheral arteries. Based on industry statistics, we estimate that cardiologists and radiologists performed over 8 million diagnostic and interventional catheterization procedures worldwide in 2001. The number of catheterization procedures performed is expected to grow by more than 5% each year for the next three years as the incidence of cardiovascular disease continues to increase.

Each procedure using a catheter requires a puncture in an artery, usually the femoral artery in the groin area, of the patient to gain access for the catheter, which is deployed through an introducer sheath. Upon removal of the catheter, the physician must seal this puncture in the artery and the tissue tract that leads from the skin surface to the artery to stop bleeding. The traditional method for sealing the puncture site has been a manual process whereby a healthcare professional applies direct pressure to the puncture site, sometimes using a sand bag or a large C-clamp, for 20 minutes to an hour in order to form a blood clot. The healthcare professional then monitors the patient, who must remain immobile in order to prevent dislodging of the clot, for an additional four to 48 hours.

Patients subjected to manual compression generally experience significant pain and discomfort during compression of the puncture site and during the period in which they are required to be immobile. Many patients report that this pain is the most uncomfortable aspect of the catheterization procedure. In addition, patients usually develop a substantial coagulated mass of blood, or hemotoma, around the puncture site, limiting patient mobility for up to six weeks following the procedure. Finally, the need for healthcare personnel to provide compression and the use of hospital beds during the recovery period results in substantial costs to the institution which, under virtually all current healthcare payment systems, are not separately reimbursed.

In addition to this discomfort and cost, manual compression can result in major complications at the puncture site. These major complications can include a pseudo-aneurysm, or the continuation of blood flow from the artery into the coagulated blood mass at the puncture site, collapse of the femoral artery or femoral nerve damage from the extended compression. Additional procedures may be required to correct these major complications.

The increasing use of medications to prevent blood clot formation during interventional catheterization procedures has increased the difficulty in sealing the puncture site using manual compression. During and following the catheterization procedure, physicians are concerned with the formation of blood clots in the coronary or peripheral arteries. To prevent clots from forming, the physician typically administers heparin, an anticoagulant, during the interventional catheterization procedure. More recently, drugs which prevent blood clotting by inhibiting platelet aggregation, such as ReoPro®, are also being used in interventional catheterization procedures. Because these platelet inhibitor drugs limit the ability of blood to clot, they also increase the difficulty of sealing the puncture site using manual compression and the natural clotting process following the catheterization procedure.

Until 1996, manual compression was used following virtually all catheterization procedures. In late 1995, the first vascular sealing device which did not rely on compression was introduced in the United States. In addition to the Duett sealing device, three devices have received FDA approval and are currently being marketed around the world.

In aggregate, approximately $280 million of the four FDA-approved devices were sold worldwide in 2001 compared to less than $20 million in 1996. Based on the number of catheterization procedures performed annually by cardiologists and radiologists, industry sources report that the total market opportunity for vascular sealing devices is more than $1 billion. Accordingly, the market opportunity for vascular sealing devices is less than 20% penetrated.

The Vascular Solutions Duett Sealing Device

We believe our Duett sealing device (1) offers a complete seal of the puncture site with nothing left behind in the artery, (2) is an easy-to-use system and (3) minimizes patient discomfort and permits early ambulation. Our product uses a balloon catheter, a device already familiar to cardiologists and radiologists, which is inserted through the introducer sheath that is already in the patient. The inflated balloon serves as a temporary mechanical seal, preventing the flow of blood from the artery. Our biological procoagulant, which is a proprietary mixture of collagen, thrombin and diluent, is then delivered to the puncture site, stimulating rapid clotting and creating a complete seal of both the arterial puncture and the tissue tract from the artery to the skin surface. The blood-clotting speed and strength of thrombin enables the use of the Duett sealing device even in the presence of powerful anti-clotting medications, such as ReoPro®, increasingly used in interventional catheterization procedures. With our Duett sealing device, nothing is left behind in the artery, so immediate reaccess of the site, if necessary, is possible, and the potential for infection is minimized.

We recently commenced sales of a new version of our Duett sealing device, the Diagnostic Duett™ sealing device, for a subset of catheterization patients. The Diagnostic Duett is tailored specifically for treating diagnostic patients. Because the Duett sealing device is a one-size-fits-all device, the procoagulant is dosed appropriately for the most challenging catheterization patients. We developed the Diagnostic Duett with a lower dose of procoagulant that is tailored specifically for the less-challenging diagnostic patients where substantial blood-thinning drugs are less frequently used. All other components of the Diagnostic Duett, including the balloon catheter, are identical to the original Duett sealing device. This results in the Diagnostic Duett having identical deployment steps, but being less expensive and yet fully effective for the over 2.5 million diagnostic procedures that occur each year in the United States. We commenced sales of the Diagnostic Duett version of the Duett sealing device in the United States in December 2001.

The D-Stat Flowable Hemostat

Our second product, the D-Stat flowable hemostat, consists of the Duett procoagulant components without the catheter and is sold as a hemostat which is thick, yet easily deliverable. The D-Stat consists of the same collagen, thrombin and diluent components as the Duett sealing device, which has been proven effective in controlling bleeding from aggressive arterial puncture sites. After a simple reconstitution step, the D-Stat hemostat can be applied directly to a wide variety of bleeding surfaces using one of the three included applicator tips. Since the D-Stat is applied locally, no special catheter delivery system is required. The D-Stat hemostat is shelf stable and can be prepared up to three hours before use. We commenced sales of the D-Stat hemostat through our direct sales force in the United States in the first quarter of 2002.

The D-Stat flowable hemostat can be used in a wide variety of interventional procedures as an adjunct to hemostasis. Examples of these uses include sealing the access site after the removal of catheters used in kidney dialysis, sealing very small punctures of the femoral artery, and sealing punctures of the radial artery in the arm. We believe that the D-Stat flowable hemostat is the only hemostat available in the United States that combines the thick consistency and extremely flowable delivery that is preferred by the interventional physician.

Business Strategy

Our primary objective is to establish ourselves as a leading supplier of sealing devices for a variety of procedures performed by interventional physicians, starting with our Duett sealing device in the large vascular sealing device market. The key steps in achieving our primary objective are the following:

- *Develop our Clinically-Oriented Direct Sales Force in the United States.* During the third quarter of 2000 we commenced sales of our Duett sealing device in the United States through a direct sales force that includes clinical specialists who train interventional cardiologists, radiologists and catheterization laboratory administrators on the use of our product. We believe that effective training is a key factor in promoting use of our Duett sealing device. We have created and will continue to work to improve an in-the-field training and certification program for the use of our Duett sealing device. As of December 31, 2001, our United States direct sales force consisted of approximately 65 employees which we expect to grow to approximately 75 employees by the end of 2002.

- *Promote the Duett Sealing Device's Benefits Compared to Manual Compression and Other Devices.* We believe that the primary benefits of the Duett sealing device are improved patient outcomes and provider efficiencies. We intend to continue to use our existing and growing body of clinical results to initiate use of our Duett sealing device by physicians currently using manual compression and to convert physicians from other vascular sealing devices to our product.

- *Capitalize on the Large and Growing Vascular Sealing Market.* While the market for vascular sealing devices has developed quickly, it represents less than 20% of the more than $1 billion potential annual market, based on the current number of catheterization procedures performed. The primary factors underlying the market opportunity for vascular sealing devices are the significant and growing number of catheterization procedures being performed and the substantial majority of the resulting puncture sites still being sealed through manual compression. The growth in catheterization procedures by cardiologists and radiologists reflects an increasing incidence of cardiovascular disease and the growing number of catheterization laboratories worldwide. In 2001, over 8 million catheterization procedures were performed. This number is expected to increase by more than 5% each year for the next three years. Although the market for vascular sealing devices has grown rapidly, over 80% of the arterial punctures in 2001 were sealed using manual compression. We believe that our device offers benefits that position it well to capture a significant share of the market for vascular sealing devices.

- *Leverage our D-Stat and Future Devices through our Direct Sales Force to our Existing Customers.* Starting with the D-Stat flowable hemostat, we intend to leverage our direct sales force by bringing additional products to the interventional physician. We commenced sales of the D-Stat in the first quarter of 2002. We are performing clinical studies in international markets of a new biopsy tract sealing device that is intended to seal the needle tract created by a biopsy of the liver. Our research and development team is working on several additional devices that generally utilize our sealing technology to create new products for the interventional physician.

Sales, Marketing and Distribution

In the third quarter of 2000 we commenced sales of our Duett sealing device in the United States through our direct sales organization. As of December 31, 2001, our direct sales force consisted of approximately 65 employees, which we expect to grow to approximately 75 employees by the end of 2002. We believe that the majority of interventional catheterization procedures in the United States are performed in high volume catheterization laboratories, and that these institutions can be served by our focused direct sales force. We also believe that our sales force will be able to sell additional products to the same customer base, starting with the D-Stat flowable hemostat in 2002.

As part of our sales force, we have hired clinical specialists to train physicians and other healthcare personnel on the use of the Duett sealing device. We believe that effective training is a key factor in encouraging physicians to use our Duett sealing device. We have created, and will continue to work to improve an in-the-field training and certification program for the use of our Duett sealing device. We will seek to develop and maintain close working relationships with our customers to continue to receive input concerning our product development plans.

We are focused on building market awareness and acceptance of our Duett sealing device and D-Stat flowable hemostat. Our marketing organization provides a wide range of programs, materials and events that support our sales force. These include product training, conference and trade show appearances and sales literature and promotional materials. Members of our medical advisory board also aid in marketing our Duett sealing device by publishing articles and making presentations at physicians' meetings and conferences.

Our international sales and marketing strategy has been to sell to interventional cardiologists and radiologists through established independent distributors in major international markets, subject to required regulatory approvals. In Germany, we established a direct sales organization by creating Vascular Solutions GmbH and began selling directly to customers in the German market in the fourth quarter of 2000. Our Duett sealing device is currently marketed through independent distributors in Norway, Italy, Austria, the United Kingdom, Ireland, Denmark, Switzerland, Finland, Sweden, Greece, Belgium, Spain, the Netherlands and Portugal. We intend to add independent distributors in other countries as our sales and marketing efforts are expanded. Under multi-year written distribution agreements with each of our independent distributors, we ship our Duett sealing device to these distributors upon receipt of purchase orders. Each of our independent distributors has the exclusive right to sell our Duett sealing device within a defined territory. These distributors also market other medical products, although they have agreed not to sell other vascular sealing devices. Our independent distributors purchase our Duett sealing device from us at a discount from list price and resell the device to hospitals and clinics. Sales to international distributors are denominated in United States dollars. The end-user price is determined by the distributor and varies from country to country.

Substantially all of our revenues from inception until our FDA approval on June 22, 2000 were derived from sales to international distributors, primarily in Europe, none of which is affiliated with us. Sales in Europe constituted 10%, 33% and 93% of our net sales for the years ended December 31, 2001, 2000 and 1999.

Duett Sealing Device Technology and Deployment

The components of our proprietary Duett sealing device consist of a very thin balloon catheter and a procoagulant mixture. The balloon catheter consists of a balloon made of polyethylene connected to a wire, covered by a sleeve. The procoagulant is a proprietary mixture of collagen, thrombin and a diluent. Both collagen and thrombin have been approved for use as blood clotting agents in the human body by the FDA for over ten years. The mixture of thrombin, a very rapid blood clotting agent, and collagen, which allows the procoagulant to assume a gel-like viscosity, provides a highly effective clotting agent when delivered directly to the puncture site. The diluent is a liquid used to create the desired viscosity and neutralize the pH of the mixture. The procoagulant is mixed before use.

The Duett catheter can be deployed through any commonly used introducer sheath from five French to nine French in diameter. Therefore, the sheath that is already in the femoral artery is left in place and no replacement of the sheath is required. The Duett catheter is then inserted through the introducer sheath and into the femoral artery and the syringe containing the Duett procoagulant is attached to the sidearm of the introducer sheath. Using a syringe, the balloon is inflated and positioned against the inner surface of the artery where the arterial pressure and gentle traction result in the balloon acting as a temporary seal of the puncture.

Next, the procoagulant is delivered directly to the top of the arterial puncture and the tissue tract through the sidearm of the introducer sheath. The procoagulant stimulates rapid clotting through the powerful action of thrombin and collagen. The introducer sheath is removed from the body as the procoagulant agent is being delivered.

Immediately after the delivery of the procoagulant to the tissue tract, the balloon is deflated and covered by the sleeve. The slippery nature of the sleeve as well as its low profile (approximately one millimeter in diameter) allows for removal of the balloon catheter from the artery without disruption of the procoagulant.

After removal of the Duett catheter from the artery, manual pressure is maintained for a short time, usually two to five minutes, to assure the seal. We recommend ambulation of patients generally one to two hours after diagnostic catheterizations and two to four hours after interventional catheterization procedures.

Research and Development

Our research and development staff is currently focused on improving our Duett sealing device and developing new products to sell to our existing customer base through our direct sales force. We incurred expenses of $4,287,726 in 2001, $3,265,536 in 2000 and $3,067,897 in 1999 for research and development activities. To further reduce our costs, our research and development group continues to develop in-house capabilities to manufacture some of the components currently produced by outside vendors.

We are currently developing several new products and product line extensions to the Duett sealing device. Our next product line extension is a biopsy tract sealing device, a device intended to be used to seal the needle tract left following a solid organ biopsy procedure. During biopsies of organs, such as the liver, a substantial amount of blood can be lost upon the removal of the needle. Utilizing our D-Stat flowable hemostat and a proprietary delivery device, we believe that we will be able to seal the needle tract against significant blood loss. Our second product line extension is the Duett pseudo-aneurysm closure, which also uses the Duett procoagulant components and a simple delivery system to close pseudo-aneurysms. A pseudo-aneurysm is a complication which occurs in approximately 1-3% of patients following a catheterization procedure and often requires a surgical procedure to repair. The use of the Duett procoagulant components to close pseudo-aneurysms was demonstrated in a European clinical evaluation during 2001. Our research and development team also is in the process of developing and collaborating on next generation sealants for use in our Duett sealing device.

We expect our research and development activities to expand to include evaluation of new concepts and products beyond vascular sealing in the interventional cardiology and radiology field. We believe that there are many potential new interventional products that would fit within the development, clinical, manufacturing and distribution network we have created for our Duett sealing device.

Manufacturing

We manufacture our Duett sealing device and D-Stat flowable hemostat in our facility in a suburb of Minneapolis, Minnesota. The catheter manufacturing and packaging processes occur under a controlled clean room environment. Our manufacturing facility and processes were certified in July 1998 as compliant with the European Community's ISO 9001 standards and were audited in September 1999 for compliance with the FDA's good manufacturing practices with no deficiencies noted.

We purchase components from various suppliers and rely on single sources for several parts of the Duett sealing device and D-Stat flowable hemostat. In September 1998, we entered into a ten year, sole-source, supply agreement with our collagen supplier, Davol Inc., that provides for a fixed price based on volume purchases which is adjusted annually for increases in the Department of Labor's employer's cost index. In June 1999, we entered into a five year, sole-source, supply agreement with our thrombin supplier, GenTrac, Inc., a subsidiary of King Pharmaceuticals, Inc., that provides for a fixed price with a price adjustment formula based on increased costs and wholesale price increases. To date, we have not experienced any significant adverse effects resulting from shortages of components.

The manufacture and sale of our products entail significant risk of product liability claims. Although we have product liability insurance coverage in an amount which we consider reasonable, it may not be adequate to cover potential claims. Any product liability claims asserted against us could result in costly litigation, reduced sales and significant liabilities and divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time.

Competition

Competition in the vascular sealing market is intense, and we believe that it will increase. We believe that the primary bases of competition in the vascular sealing market are clinical efficacy, ease of use, patient comfort, minimization of complications and cost-effectiveness. On these bases, we believe that our product is well-positioned.

Because the substantial majority of vascular sealing is performed through manual compression, this represents our primary competition. Manual compression usually requires a healthcare professional to manually apply pressure to the puncture site for 20 minutes to one hour following which the patient is confined to bed rest for between four and 48 hours. Often manual compression involves the use of mechanical devices, including C-clamps and sandbags, or pneumatic devices. Manual compression is considered to be uncomfortable for the patient.

Our Duett sealing device also competes with three vascular sealing devices. These three competitive devices are:

- The VasoSeal® device, manufactured and marketed by Datascope Corp., seals the tissue tract by placing a dry collagen plug in the tissue tract adjacent to the puncture in the artery.
- The Angio-Seal® device, sold by the Daig division of St. Jude Medical, Inc. and developed by Kensey Nash Corporation, seals the puncture site through the use of a collagen plug on the outside of the artery connected by a suture to a biodegradable anchor which is inserted into the artery.
- The Closer™ device, sold by Perclose, Inc., a subsidiary of Abbott Laboratories, seals the puncture site through the use of a mechanical device that enables a physician to perform a minimally invasive replication of open surgery.

We believe that several other companies are developing arterial closure devices. The medical device industry is characterized by rapid and significant technological change as well as the frequent emergence of new technologies. There are likely to be research and development projects related to vascular sealing devices of which we are currently unaware. A new technology or product may emerge that results in a reduced need for vascular sealing devices or results in a product that renders our product noncompetitive.

There are many companies that are selling or have developed hemostats which compete generally with our D-Stat flowable hemostat. Virtually all of these devices, however, are positioned as hemostats for the open surgical market and are not designed specifically for use in interventional procedures. There are likely to be new products, or modifications of existing products, that will compete with our D-Stat flowable hemostat in the interventional segment of the hemostat market, and these new products may render our product noncompetitive.

Regulatory Requirements

United States

Our Duett sealing device is regulated in the United States as a medical device by the FDA under the federal Food, Drug and Cosmetic, or FDC, Act, and required premarket approval by the FDA prior to being sold. In May 1997, the FDA determined that the review of the Duett sealing device would be delegated to the Center for Devices and Radiological Health area of the FDA, with a consulting review by the Center for Biologic Evaluation and Research. During 1998 and 1999, we received approval of our investigational device exemption, or IDE, application to start our feasibility clinical study, filed our IDE Supplement to begin our multi-center clinical study, completed the SEAL multi-center clinical study and filed our PMA application with the FDA. In September 1999 our manufacturing facility was audited by the FDA, with no deficiencies or non-compliances noted by the inspector. In December 1999, we received the FDA's review letter of our PMA application, and we submitted an amendment to our PMA to the FDA in January 2000. On June 22, 2000, we received approval from the FDA of our PMA application to sell the Duett sealing device in the United States.

Our D-Stat flowable hemostat is also regulated in the United States as a medical device by the FDA under the FDC Act, and required clearance of our 510(k) application by the FDA prior to being sold in the United States. In January 2002, our 510(k) application for the D-Stat flowable hemostat was cleared by the FDA, and we commenced sales in the United States in February 2002.

The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, premarket notification and adherence to good manufacturing practices. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards, postmarket surveillance, patient registries and FDA guidelines, and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are used in life-sustaining or life-supporting implantable devices. Class III devices require rigorous clinical testing prior to their approval. Our Duett sealing device is classified as a Class III device.

Manufacturers must file an IDE application if human clinical studies of a device are required and if the device presents what the FDA considers to be a significant risk. The IDE application must be supported by data, typically including the results of animal and mechanical testing of the device. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional board at the hospital performing the clinical study. Our Duett sealing device is subject to the IDE requirements. We received approval of our IDE application for the Duett sealing device and performed our feasibility clinical study at two United States centers in January to March 1998. Based on the results of this feasibility clinical study, we received approval and performed our 695 patient multi-center SEAL clinical study from August 1998 through March 1999.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as literature to establish the safety and effectiveness of the device. The FDA allowed us to submit our PMA application in segments prior to completion of our clinical studies. Upon completion of the follow-up and data analysis of the SEAL clinical study, we submitted the final two segments of our PMA application to the FDA in June 1999. Under the FDC Act, the FDA has 180 days to review a PMA application, although the review of such an application more often occurs over a longer time period and may require additional information. In December 1999, we received the FDA's review letter of our PMA application, and we submitted an amendment to our PMA to the FDA in January 2000. On June 22, 2000, we received approval from the FDA of our PMA application for the sale of the Duett sealing device in the United States. Our PMA approval was conditioned on our agreeing to perform a post approval study of the immunogenic response to the Duett procoagulant and a post approval animal study of the 30 day resorption of the Duett procoagulant, both of which we are conducting. The FDA or international regulatory agencies could restrict or withdraw their approval of our Duett sealing device if one of the post approval studies produces adverse results that would support such an action.

If a medical device manufacturer can establish that a device is "substantially equivalent" to a legally marketed Class I or Class II device, or to an unclassified device, or to a Class III device for which the FDA has not called for PMAs, the manufacturer may seek clearance from the FDA to market the device by filing a 510(k) premarket notification. The 510(k) notification may need to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA. Following submission of the 510(k) notification, the manufacturer may not place the device into commercial distribution in the United States until an order is issued by the FDA. Our D-Stat flowable hemostat was the subject of a 510(k) application which was determined to be "substantially equivalent" to a legally marketed predicate device by the FDA, thereby allowing commercial marketing in the United States.

We also are subject to FDA regulations concerning manufacturing processes and reporting obligations. These regulations require that manufacturing steps be performed according to FDA standards and in accordance with documentation, control and testing standards. We also are subject to inspection by the FDA on an on-going basis. We are required to provide information to the FDA on adverse incidents as well as maintain a documentation and record keeping system in accordance with FDA guidelines. The advertising of our products also is subject to both FDA and Federal Trade Commission jurisdiction. If the FDA believes that we are not in compliance with any aspect of the law, it can institute proceedings to detain or seize products, issue a recall, stop future violations and assess civil and criminal penalties against us, our officers and our employees.

International

The European Union has adopted rules which require that medical products receive the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. As part of the CE compliance, manufacturers are required to comply with the ISO 9000 series of standards for quality operations. We received the CE mark approval for our Duett sealing device and ISO 9001 certification in July 1998, and we received the CE mark approval for our D-Stat flowable hemostat in October 2001.

International sales of the Duett sealing device are subject to the regulatory requirements of each country in which we sell our product. These requirements vary from country to country but generally are much less stringent than those in the United States. Our Duett sealing device is currently marketed in Germany, Norway, Italy, Austria, the United Kingdom, Ireland, Denmark, Switzerland, Finland, Sweden, Greece, Belgium, Spain, the Netherlands and Portugal. We have obtained regulatory approvals where required. Through our Japanese distributor, we are pursuing the regulatory approval for commercial sale in Japan.

Third Party Reimbursement

In the United States, healthcare providers that purchase medical devices, such as vascular sealing devices, generally rely on third-party payors, principally the Centers for Medicare and Medicaid Services, or CMS, (formerly the Health Care Financing Administration, or HCFA) and private health insurance plans, to reimburse all or part of the cost of therapeutic and diagnostic catheterization procedures. We believe that in the current United States reimbursement system, the cost of vascular sealing devices is incorporated into the overall cost of the catheter procedure. We are working to establish the cost benefit of the Duett sealing device, relying on shortened hospital stays and decreased use of healthcare professionals, to justify the increased cost of using our Duett sealing device in the United States.

During 2000, CMS implemented a new Medicare prospective payment system for hospital outpatient services. One aspect of the new system involves the recognition of new technology items and services as discrete payment groups under the prospective payment system. Under this new system, hospitals receive separate payments for the use of new medical devices that are recognized by CMS. The Duett sealing device has been issued a transitional pass through code by CMS and is currently eligible for device reimbursement under the Medicare prospective payment system for hospital outpatient services. CMS is proposing changes to the prospective payment system that could be adopted in 2002.

Market acceptance of our products in international markets is dependent in part upon the availability of reimbursement from healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country. The main types of healthcare payment systems in international markets are government sponsored healthcare and private insurance. Countries with government sponsored healthcare, such as the United Kingdom, have a centralized, nationalized healthcare system. New devices are brought into the system through negotiations between departments at individual hospitals at the time of budgeting. In most foreign countries, there are also private insurance systems that may offer payments for alternative therapies.

Patents and Intellectual Property

We file patent applications to protect technology, inventions and improvements that are significant to the development of our business, and use trade secrets and trademarks to protect other areas of our business. Prior to the formation of our company, Dr. Gary Gershony filed a number of patent applications in the United States and other countries directed to proprietary technology used in our Duett sealing device. Upon the commencement of our operations in February 1997, Dr. Gershony assigned all patents and patent applications relating to the Duett sealing device to us on a worldwide, perpetual, royalty-free basis. At the time of assignment, there existed one United States patent issued that is directed to a balloon catheter sealing device and method and which expires in May 2013, three United States patents pending and an international patent application pending which designated numerous foreign countries and regions.

Since commencing operations, we have continued the prosecution of the pending United States patent applications and filed new patent applications. A second United States patent has issued that is directed to a balloon catheter and procoagulant sealing device and method and which expires in October 2015. A third United States patent has also issued that contains method claims concerning the use of a balloon catheter and flowable procoagulant and which expires in October 2015. A fourth United States patent has issued concerning the procoagulant mixture and which expires in October 2015. A fifth United States patent has issued concerning a balloon catheter sealing device and which expires in May 2013. A sixth United States patent has issued concerning a balloon catheter and procoagulant sealing device and which expires in October 2015. A seventh United States patent has issued concerning a balloon catheter sealing device and which expires in October 2015. We currently have five additional United States patents pending concerning aspects of our Duett sealing device and other interventional products. We also have pursued international patent applications, which designate the key developed nations with substantive patent protection systems.

The interventional cardiology market in general, and the vascular sealing device field in particular, is characterized by numerous patent filings and frequent and substantial intellectual property litigation. Each of the three vascular sealing products with which our Duett sealing device competes has been subject to infringement litigation. We are aware of many United States patents issued to other companies in the vascular sealing field which describe vascular sealing devices. After consultation with our intellectual property counsel, we believe that our Duett sealing device does not infringe any of these existing United States issued patents. The interpretation of patents, however, involves complex and evolving legal and factual questions. Intellectual property litigation in recent years has proven to be complex and expensive, and the outcome of such litigation is difficult to predict.

On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after our receipt of FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by our alleged infringement, and other costs, disbursements and attorneys' fees. We believe the allegations included in the complaint are without merit, have filed our answer to the complaint, and we intend to defend this litigation vigorously. It is not possible to predict the timing or outcome of the Datascope litigation, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

On July 3, 2000, we were named as the defendant in a patent infringement lawsuit brought by the Daig division of St. Jude Medical in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes a series of four patents known as the Fowler patents held by St. Jude Medical and asked for relief in the form of an injunction that would prevent us from selling our Duett sealing device in the United States, damages caused by the manufacture and sale of our product, and other costs, disbursements and attorneys' fees. On July 12, 2001, we entered into an agreement that settled all existing intellectual property litigation with St. Jude Medical. Under the terms of the settlement agreement, we agreed to pay a royalty of 2.5% of net sales of our Duett sealing device to St. Jude Medical, up to a maximum amount over the remaining life of the St. Jude Fowler patents. In exchange, St. Jude Medical granted to us a non-exclusive license to its Fowler patents and has released us from any claim of patent infringement based on sales of our Duett sealing device. We granted a non-exclusive cross-license to our Gershony patents to St. Jude Medical, subject to a similar royalty payment if St. Jude Medical utilizes our Gershony patents in any future device. Beginning on July 1, 2001, a royalty expense of 2.5% of net sales is included in our cost of goods sold until the maximum royalty is attained.

We may become the subject of additional intellectual property claims in the future related to our Duett sealing device. Our defense of the Datascope claim and any other intellectual property claims filed in the future, regardless of the merits of the complaint, could divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time. The costs incurred to defend the Datascope claim and other future claims could be substantial and adversely affect us, even if we are ultimately successful. An adverse determination in the Datascope matter or in other litigation or interference proceedings in the future could prohibit us from selling our product, subject us to significant liabilities to third parties or require us to seek licenses from third parties.

We also rely on trade secret protection for certain aspects of our technology. We typically require our employees, consultants and vendors for major components to execute confidentiality agreements upon their commencing services with us or before the disclosure of confidential information to them. These agreements generally provide that all confidential information developed or made known to the other party during the course of that party's relationship with us is to be kept confidential and not disclosed to third parties, except in special circumstances. The agreements with our employees also provide that all inventions conceived or developed in the course of providing services to us shall be our exclusive property.

We also intend to register the trademarks and trade names through which we conduct our business. To date, we have applied for registration in the United States of the mark "Vascular Solutions Duett," "D-Stat" and the Duett logo.

Employees

As of December 31, 2001, we had 140 full time employees. Of these employees, 31 were in manufacturing activities, 78 were in sales and marketing activities, 9 were in research and development activities, 12 were in regulatory, quality assurance and clinical research activities and 10 were in general and administrative functions. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements. We believe our employee relations are good.

Executive Officers of the Registrant

The executive officers of the Company as of February 15, 2002 are as follows:

Name	Age	Position
Howard Root	41	Chief Executive Officer and Director
Michael Nagel	39	Vice President of Sales & Marketing and Secretary
Deborah Jensen	45	Vice President of Regulatory Affairs
James Quackenbush	43	Vice President of Manufacturing
William Sutton	38	Vice President of Research & Development
James Butala	46	Chief Financial Officer and Treasurer

Howard Root has served as our Chief Executive Officer and a director since he co-founded Vascular Solutions in February 1997. From April 1996 through February 1997, Mr. Root was the Vice President of Gateway Alliance, LLC, a provider of management services to start-up businesses. From 1990 to 1995, Mr. Root was employed by ATS Medical, Inc., a mechanical heart valve company, most recently as Vice President and General Counsel. Prior to joining ATS Medical, Mr. Root practiced corporate law, specializing in representing emerging growth companies, at the law firm of Dorsey & Whitney for over five years. Mr. Root received his B.S. in Economics and J.D. degrees from the University of Minnesota.

Michael Nagel has served as our Vice President of Sales & Marketing since June 1997. Prior to joining us, Mr. Nagel was the Director of Sales & Marketing at Quantech, Ltd., a developer of point of care medical diagnostic testing products, where he worked since July 1996. From 1992 through July 1996, Mr. Nagel was the mid-west division sales manager of B. Braun Cardiovascular, a manufacturer of cardiovascular devices and catheters. From 1991 through 1992, Mr. Nagel was the Director of Worldwide Sales for the Medical Products Division of Angeion Corporation, a manufacturer of angioplasty accessories and pediatric catheters. Prior to 1991, Mr. Nagel performed a variety of sales and marketing functions with Abbott Labs Diagnostic Division for over five years. Mr. Nagel received his B.A. and M.B.A. degrees from the University of St. Thomas.

Deborah Jensen has served as our Vice President of Regulatory Affairs, Clinical Affairs and Quality Systems since October 2000. Ms. Jensen served as the Corporate Compliance Officer and Vice President of Regulatory Affairs, Clinical Research and Quality Systems for Empi, Inc. from October 1995 to October 2000. From May 1993 to October 1995, Ms. Jensen was employed as a Regulatory Affairs Manager for Boston Scientific's Scimed division. Prior to May 1993, Ms. Jensen held regulatory affairs, clinical research and quality assurance positions at Medtronic and Lifecore Biomedical. She received her B.S. in Biology from Valparaiso University.

James Quackenbush has served as our Vice President of Manufacturing since March 1999. Prior to joining us, Mr. Quackenbush served as Vice President of Manufacturing and Operations with Optical Sensors, Inc., a diagnostic medical device company, where he worked since October 1992. From March 1989 through October 1992, Mr. Quackenbush served as operations manager with Schneider USA's stent division. Prior to this time, he was an advanced project engineer with the 3M Medical Products Division. Mr. Quackenbush received a B.S. in Industrial Engineering from Iowa State University.

William Sutton has served as our Vice President of Research & Development since December 1999. From 1997 through 1999, Mr. Sutton was Director of Research & Development for Urologix, Inc., a urology medical device company. From 1994 through 1997, Mr. Sutton was a manager of research and development with C.R. Bard, Inc., a medical device company. Mr. Sutton was a development engineer with Abbott Laboratories, Inc., from 1987 through 1994. Mr. Sutton received his M.S. and B.S. degrees in Mechanical Engineering from Stanford University.

James Butala joined us as our Chief Financial Officer and Treasurer in January 2002. Prior to joining Vascular Solutions, Mr. Butala was the Chief Financial Officer of CIVISnet Corporation, a software and E-commerce company. From 1989 to 1999, Mr. Butala was the Chief Financial Officer for Lucht Inc., a manufacturer of digital and optical photographic equipment. Mr. Butala received his B.S. degree in Accounting from the University of St. Thomas and is a Certified Public Accountant.

There are no family relationships among any of our executive officers.

ITEM 2. PROPERTIES

Our principal offices are in approximately 29,000 square feet of leased space in a suburb of Minneapolis, Minnesota. These facilities include approximately 12,800 square feet used for manufacturing activities, approximately 3,400 square feet used for research and laboratory activities, with the remainder used for administrative offices. Our lease for these facilities expires March 31, 2003 and includes both an option to renew for an additional five-year term and options to terminate at six-month intervals. We believe that these facilities will be adequate to meet our needs through at least the end of 2002.

ITEM 3. LEGAL PROCEEDINGS

On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. On August 12, 1999, we filed our answer to this lawsuit and brought a counterclaim alleging unfair competition and tortious interference. On August 20, 1999, we moved for summary judgement to dismiss Datascope's claims. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after our receipt of FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by our alleged infringement, and other costs, disbursements and attorneys' fees. We believe the allegations included in the complaint are without merit, have filed our answer to the complaint, and intend to defend this litigation vigorously. It is not possible to predict the timing or outcome of the Datascope litigation, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

On July 3, 2000, we were named as the defendant in a patent infringement lawsuit brought by the Daig division of St. Jude Medical in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes a series of four patents known as the Fowler patents held by St. Jude Medical and asks for relief in the form of an injunction that would prevent us from selling our Duett sealing device in the United States, damages caused by the manufacture and sale of our product, and other costs, disbursements and attorneys' fees.

On July 12, 2001, we entered into an agreement that settled all existing intellectual property litigation with St. Jude Medical. Under the terms of the settlement agreement, we agreed to pay a royalty of 2.5% of net sales of our Duett sealing device to St. Jude Medical, up to a maximum amount over the remaining life of the St. Jude Fowler patents. In exchange, St. Jude Medical granted to us a non-exclusive license to its Fowler patents and has released us from any claim of patent infringement based on sales of our Duett sealing device. We granted a non-exclusive cross-license to our Gershony patents to St. Jude Medical, subject to a similar royalty payment if St. Jude Medical utilizes our Gershony patents in any future device. Beginning on July 1, 2001, a royalty expense of 2.5% of net sales is included in our cost of goods sold until the maximum royalty is attained.

Other than the Datascope claim, there are no legal proceedings pending against us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter ended December 31, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock began trading on the Nasdaq National Market under the symbol "VASC" on July 20, 2000. On July 25, 2000, the Company completed the initial public offering of its common stock. Upon the closing of the initial public offering, the Company issued 3,500,000 shares of its common stock at an offering price of $12.00 per share and all of the Company's Series A and Series B preferred stock automatically converted into 3,777,777 shares of common stock. On August 15, 2000, the underwriters exercised in full their over-allotment option to purchase an additional 525,000 shares of common stock at $12.00 per share. Cash proceeds from the sale of the 4,025,000 shares of common stock, net of underwriters' discount and offering expenses, totaled approximately $44.0 million.

On July 25, 2000, we sold 3,500,000 shares of our common stock, at an initial public offering price of $12.00 per share, pursuant to a Registration Statement on Form S-1 (Registration No. 333-84089), which was declared effective by the Securities and Exchange Commission on July 19, 2000. The managing underwriters of our initial public offering were Salomon Smith Barney Inc., Stephens Inc. and William Blair & Company, L.L.C. On August 15, 2000, the underwriters exercised in full their over-allotment option to purchase an additional 525,000 shares of common stock at $12.00 per share. Our net proceeds from the offering were approximately $44.0 million. To date, we have spent approximately $17.1 million of the net proceeds to hire, train and deploy a direct sales force in the United States, and $2.7 million for general corporate purposes.

The following table sets forth, for the periods indicated, the range of high and low last sale prices for the common stock as reported by the Nasdaq National Market.

	High	Low
2000		
Third Quarter	$19.375	$13.875
Fourth Quarter	23.6875	7.375
2001		
First Quarter	10.000	5.750
Second Quarter	9.000	5.125
Third Quarter	9.640	1.770
Fourth Quarter	2.920	1.750

Holders

As of December 31, 2001, the Company had 140 shareholders of record. Such number of record holders does not reflect shareholders who beneficially own common stock in nominee or street name.

Dividends

The Company has paid no cash dividends on its common stock, and it does not intend to pay cash dividends on its common stock in the future.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 below and the Consolidated Financial Statements and the Notes thereto included in Item 8 below.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share amounts)				
Statements of Operations Data:					
Net sales	$ 12,082	$ 6,193	$ 1,429	$ 494	$ -
Cost of sales	4,961	2,701	1,065	443	-
Gross profit	7,121	3,492	364	51	-
Operating expenses:					
Research and development	4,288	3,265	3,068	2,348	766
Clinical and regulatory	1,288	1,082	1,324	1,376	259
Sales and marketing	12,772	6,700	2,301	1,075	273
General and administrative	2,684	2,107	1,904	667	426
Total operating expenses	21,032	13,154	8,597	5,466	1,724
Operating loss	(13,911)	(9,662)	(8,233)	(5,415)	(1,724)
Interest income	1,661	1,453	371	274	72
Net loss	$ (12,250)	$ (8,209)	$ (7,862)	$ (5,141)	$ (1,652)
Net loss per common share – Basic and diluted	$ (.93)	$ (.95)	$ (1.95)	$ (1.40)	$ (.62)
Weighted average number of common shares outstanding	13,217	8,645	4,033	3,660	2,668

	As of December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 33,318	$ 44,098	$ 10,529	$ 9,897	$ 7,299
Working capital	34,712	46,300	10,487	9,933	7,031
Total assets	37,593	49,661	12,295	11,007	7,559
Long-term debt	0	0	0	0	0
Total shareholders' equity	35,630	47,194	11,172	10,546	7,216

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and the other financial information included elsewhere in this Form 10-K Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains descriptions of the Company's expectations regarding future trends affecting its business. These forward-looking statements and other forward-looking statements made elsewhere in this document are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The following discussion sets forth certain factors the Company believes could cause actual results to differ materially from those contemplated by the forward looking statements.

Overview

Since we commenced operations in February 1997, we have been engaged in the design, development, clinical testing, manufacture and sale of the Vascular Solutions Duett sealing device. Our Duett sealing device is designed to seal the entire puncture site following catheterization procedures such as angiography, angioplasty and stenting. During 1998 and 1999 we received regulatory approvals to market the Duett sealing device in several international markets, principally in Europe. On June 22, 2000, we received approval from the FDA of our PMA application for the sale of our Duett sealing device in the United States. As a result, during the third quarter of 2000 we commenced sales of our product in the United States with a direct sales force. Virtually all of our sales through December 31, 2001 consisted of sales of our Duett sealing device.

We have a limited history of operations and have experienced significant operating losses since inception. As of December 31, 2001, we had an accumulated deficit of $35.1 million.

Although we have experienced revenue growth in recent periods, this growth may not be sustainable and, therefore, these recent periods should not be considered indicative of future performance. We may never achieve profitability, or if we achieve profitability it may not be sustained in future periods.

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000

Net sales increased 95% to $12,082,379 for the year ended December 31, 2001 from $6,193,234 for the year ended December 31, 2000. The increase in net sales was principally the result of a full year of United States sales of our Duett sealing device in 2001, compared to six months of sales in 2000. As a result, 90% of our net sales for the year ended December 31, 2001 were to customers in the United States, while 10% of the net sales were to our customers in international markets.

Gross profit as a percentage of net sales increased to 59% for the year ended December 31, 2001 from 56% for the year ended December 31, 2000. This increase as a percentage of net sales resulted principally from the full year of United States sales in 2001. In the third quarter of 2001 we settled our intellectual property litigation with St. Jude Medical. As part of the settlement agreement, we agreed to pay a royalty of 2.5% of our net sales of the Duett sealing device to St. Jude Medical up to a maximum amount for the remaining life of the patents. This 2.5% royalty was included in our costs of goods sold beginning in the third quarter of 2001. During the fourth quarter of 2001 we commenced initial sales of our Diagnostic Duett version of the Duett sealing device in the United States. The Diagnostic Duett has a substantially lower costs of goods sold than the original Duett, which is offset by a lower average selling price. We believe that our gross profit will continue to increase slightly toward 60% during 2002.

Research and development expenses increased 31% to $4,287,726 for the year ended December 31, 2001 from $3,265,536 for the year ended December 31, 2000. This increase was attributable to increased development work on the product line extensions and new products during 2001. We expect our research and development expenses to continue to increase slightly during 2002 as we pursue additional new products.

Clinical and regulatory expenses increased 19% to $1,288,301 for the year ended December 31, 2001 from $1,082,029 for the year ended December 31, 2000. The increase was primarily the result of additional personnel and the commencement of clinical studies for new products and new claims for our Duett sealing device during 2001. We expect clinical and regulatory expenses to increase modestly during 2002 as we pursue additional clinical studies of our Duett sealing device and new products.

Sales and marketing expenses increased 91% to $12,771,901 for the year ended December 31, 2001 from $6,699,722 for the year ended December 31, 2000. This increase was due primarily to the full year of operations of our United States direct sales force during 2001. As of December 31, 2001, our direct sales force consisted of approximately 65 employees, which we expect to grow to approximately 75 employees by the end of 2002. As a result, we expect our sales and marketing expenses to continue to increase during 2002.

General and administrative expenses increased 27% to $2,684,592 for the year ended December 31, 2001 from $2,106,963 for the year ended December 31, 2000. This increase was primarily attributable to an expense of $350,000 upon the settlement of the litigation with St. Jude Medical in the third quarter of 2001 relating to the royalty on net sales of our Duett sealing device since 1998 (see "Legal Proceedings" in Item 3 of Part I of this Form 10-K). In addition, legal fees associated with the St. Jude Medical and Datscope litigation increased during 2001 as compared with 2000. We currently anticipate that general and administrative expenses will increase by modest amounts for the foreseeable future as we continue to incur litigation expenses related to the existing Datascope litigation.

Interest income increased to $1,660,757 for the year ended December 31, 2001 from $1,453,491 for the year ended December 31, 2000 primarily as a result of a full year of interest on the cash proceeds received upon the closing of our initial public offering in July 2000.

Year ended December 31, 2000 compared to year ended December 31, 1999

Net sales increased 333% to $6,193,234 for the year ended December 31, 2000 from $1,429,094 for the year ended December 31, 1999. The increase in net sales was principally the result of United States approval of our Duett sealing device on June 22, 2000 and the commencement of our formal United States market launch in July 2000. As a result, 67% of net sales for the year ended December 31, 2000 were to customers in the United States while 33% of the net sales were to our customers in international markets. In September 2000, we began the process of transitioning from utilizing an independent distributor in Germany to organizing Vascular Solutions GmbH as a wholly owned subsidiary for direct sales in Germany. In October 2000, we commenced direct shipments through Vascular Solutions GmbH to customers in Germany.

Gross profit as a percentage of net sales increased to 56% for the year ended December 31, 2000 from 25% for the year ended December 31, 1999. This increase as a percentage of net sales resulted from the initiation of United States sales of the Duett sealing device, a decrease in cost of goods sold due to the conversion to a new model of the Duett for international sales in the fourth quarter of 1999, increased volume and improved manufacturing processes.

Research and development expenses increased 6% to $3,265,536 for the year ended December 31, 2000 from $3,067,897 for the year ended December 31, 1999. This increase was attributable to hiring additional development personnel, continued work on product improvements and exploring new product opportunities.

Clinical and regulatory expenses decreased 18% to $1,082,029 for the year ended December 31, 2000 from $1,323,972 for the year ended December 31, 1999. The decrease was primarily the result of costs associated with the patient enrollment portion of the 695-patient multi-center clinical study of our Duett sealing device which commenced in August 1998 and was completed in March 1999. In addition to the payments to the clinical centers for patient enrollment and data collection, we contracted with a third party to perform data analysis and computation for the study in 1999.

Sales and marketing expenses increased 191% to $6,699,722 for the year ended December 31, 2000 from $2,301,603 for the year ended December 31, 1999. This increase was due primarily to $2,815,000 in increased personnel costs with hiring, training and deploying a direct United States sales force and $997,000 associated with travel, marketing and physician training for the domestic and international distribution of our Duett sealing device.

General and administrative expenses increased 11% to $2,106,963 for the year ended December 31, 2000 from $1,903,946 for the year ended December 31, 1999. This increase was primarily attributable to a $385,000 increase in legal fees associated with litigation items and a $425,000 increase in personnel costs to support increased operations. These increases in 2000 were offset by a $257,000 expense in connection with a warrant granted to a supplier in the second quarter of 1999 and $453,500 in initial public offering costs that were expensed in the fourth quarter of 1999 due to the delay of our initial public offering.

Interest income increased to $1,453,491 for the year ended December 31, 2000 from $371,066 for the year ended December 31, 1999 primarily as a result of higher cash balances from the cash proceeds received upon the closing of our initial public offering in July 2000.

Income Taxes

We have not generated any pre-tax income to date and therefore have not paid any federal income taxes since inception in December 1996. No provision or benefit for federal and state income taxes has been recorded for net operating losses incurred in any period since our inception.

As of December 31, 2001, we had $32,600,000 of federal net operating loss carryforwards available to offset future taxable income which begin to expire in the year 2013. As of December 31, 2001, we also had federal and state research and development tax credit carryforwards of $1,317,000 which begin to expire in the year 2013. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of our existing net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

We have established a valuation allowance against the entire amount of our deferred tax asset because we have not been able to conclude that it is more likely than not that we will be able to realize the deferred tax asset, due primarily to our history of operating losses.

Liquidity and Capital Resources

We have financed all of our operations since inception through the issuance of equity securities. Through December 31, 2001, we have sold common stock and preferred stock generating aggregate net proceeds of $70.1 million. At December 31, 2001, we had $33.3 million in cash and cash equivalents on-hand. During the year ended December 31, 2001, we used $10.9 million of cash and cash equivalents in operating activities. The cash used in operating activities was primarily used to fund our net loss for the period of $12.2 million, which was partially offset by decreases in accounts receivable and inventories due to improved controls. During the year ended December 31, 2000, we used $10.0 million of cash and cash equivalents in operating activities. The cash used in operating activities was primarily used to fund our net loss for the period of $8.2 million and increases in accounts receivable and inventories to support our increased operations and a decrease in accounts payable as a result of the timing of certain vendor payments. For the year ended December 31, 1999, we used $7.2 million of cash in operating activities. This was primarily used to fund our net loss for the period of $7.9 million and increases in accounts receivable and inventories. Cash used in operating activities was partially offset by an increase of $746,000 in accounts payable. Our other use of cash in each of these periods was investing activities to acquire manufacturing and office equipment. Our equipment acquisitions totaled $456,000 during the year ended December 31, 2001, $576,000 during the year ended December 31, 2000, and $316,000 for the year ended December 31, 1999.

We do not have any significant cash commitments related to supply agreements, nor do we have any commitments for capital expenditures.

We currently anticipate that we will continue to experience a negative cash flow for the foreseeable future and our expenses will be a material use of our cash resources. We anticipate that our operating losses will continue through at least December 31, 2002. We believe that current cash balances along with cash generated from the future sales of products will be sufficient to meet our operating and capital requirements for at least the next 36 months. Our liquidity and capital requirements beyond the next 36 months will depend on numerous factors, including the extent to which our Duett sealing device gains market acceptance and competitive developments.

If cash generated from operations is insufficient to satisfy our cash needs, we may be required to raise additional funds. We currently have no commitments for additional funding and so our ability to meet our long-term liquidity needs is uncertain. If we raise additional funds through the issuance of equity securities, our shareholders may experience significant dilution. Furthermore, additional financing may not be available when needed or, if available, financing may not be on terms favorable to us or our shareholders. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or market our products or take advantage of business opportunities or respond to competitive pressures.

RISK FACTORS

The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or results of operations could be seriously harmed.

We will not be successful if the vascular sealing device market does not adopt our new sealing methodology

During the third quarter of 2000 we commenced sales of our product in the United States, which we believe represents the largest market for vascular sealing devices. Our success will depend on the medical community's acceptance of our Duett sealing device. We cannot predict how quickly, if at all, the medical community will accept our Duett sealing device, or, if accepted, the extent of its use. Our potential customers must:

- believe that our device offers benefits compared to the methodologies and/or devices that they are currently using to seal vascular punctures;
- believe that our device is worth the price that they will be asked to pay; and
- be willing to commit the time and resources required to change their current methodology.

If we encounter difficulties in growing our sales of our Duett sealing device in the United States, our business will be seriously harmed.

We currently rely on the Duett sealing device as our primary source of revenue

Although we have recently commenced marketing of the D-Stat flowable hemostat, we continue to rely on sales of our principal product, the Duett sealing device, which is being sold in a limited number of international markets and in the United States. Even if we were to develop additional products, FDA approval would be required in order to sell them in the United States. Preparation of the requisite materials to seek FDA approval and the approval process itself require a substantial amount of time and money. As a result, our success is dependent on the success of our Duett sealing device. If our Duett sealing device is not successful, our business will be seriously harmed.

We have incurred losses and we may not be profitable in the future

Since we commenced operations in February 1997, we have incurred net losses from costs relating to the development and commercialization of our Duett sealing device. At December 31, 2001, we had an accumulated deficit of $35.1 million. We expect to continue to significantly invest in our sales and marketing, and research and development activities. Because of our plans to invest heavily in sales and marketing, hire additional employees and expand our commercialization, we expect to incur significant net losses through at least December 31, 2002. Our business strategies may not be successful and we may not be profitable in any future period. If we do become profitable, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

We have been named as the defendant in a patent infringement lawsuit and may face additional intellectual property infringement claims in the future which could prevent us from manufacturing and selling our product or result in our incurring substantial costs and liabilities

An adverse determination in any intellectual property litigation or interference proceedings could prohibit us from selling our product, subject us to significant liabilities to third parties or require us to seek licenses from third parties. The costs associated with these license arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licenses may not be available to us on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our product.

On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes and, following FDA approval, will infringe a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after our receipt of FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by our alleged infringement, and other costs, disbursements and attorneys' fees. It is not possible to predict the timing or outcome of this lawsuit, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

The interventional cardiology industry is characterized by numerous patent filings and frequent and substantial intellectual property litigation. Companies in the interventional cardiology industry in general, and in vascular sealing in particular, have employed intellectual property litigation in an attempt to gain a competitive advantage. We are aware of many United States patents issued to other companies in the vascular sealing field which describe vascular sealing devices. Each of the three vascular sealing products with which our Duett sealing device competes has been subject to infringement litigation. It is likely that we will become the subject of additional intellectual property claims in the future related to our Duett sealing device. Intellectual property litigation in recent years has proven to be very complex, and the outcome of such litigation is difficult to predict.

Our defense of the Datascope lawsuit and any other intellectual property claims filed in the future, regardless of the merits of the complaint, could divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time. The costs incurred to defend the Datascope lawsuit and other future claims could be substantial and seriously harm us, even if our defense is ultimately successful.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our common stock

The limited history of United States sales of our Duett sealing device and our history of losses make prediction of future operating results difficult. You should not rely on our past revenue growth as any indication of future growth rates or operating results. The price of our common stock will likely fall in the event that our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

- the level of sales of our Duett sealing device in the United States market;
- the effect of intellectual property disputes;

- the demand for and acceptance of our Duett sealing device;
- the success of our competition and the introduction of alternative means for vascular sealing;
- our ability to command favorable pricing for our Duett sealing device;
- the growth of the market for vascular sealing devices;
- the expansion and rate of success of our direct sales force in the United States and our independent distributors internationally;
- actions relating to ongoing FDA compliance;
- the size and timing of orders from independent distributors or customers;
- the attraction and retention of key personnel, particularly in sales and marketing, regulatory, manufacturing and research and development;
- unanticipated delays or an inability to control costs with respect to our Duett sealing device;
- our ability to introduce new products and enhancements in a timely manner;
- general economic conditions as well as those specific to our customers and markets; and
- seasonal fluctuations in revenue due to the elective nature of some procedures.

Our direct sales efforts may not be successful because we have a limited operating history with a direct sales force

Because we received regulatory approval to sell our Duett sealing device in the United States during 2000, we have only a limited operating history with a direct sales force. We believe that there is significant competition for direct sales personnel and clinical specialists with the advanced sales skills and technical knowledge we require. We may not be able to obtain, train and retain sufficient numbers of direct sales personnel and the future sales efforts of our direct sales force may not be successful.

We may face product liability claims that could result in costly litigation and significant liabilities

The manufacture and sale of medical products entail significant risk of product liability claims. The medical device industry in general has been subject to significant medical malpractice litigation. Any product liability claims, with or without merit, could result in costly litigation, reduced sales, cause us to incur significant liabilities and divert our management's time, attention and resources. Because of our limited operating history and lack of experience with these claims, we cannot be sure that our product liability insurance coverage is adequate or that it will continue to be available to us on acceptable terms, if at all.

The market for vascular sealing devices is highly competitive and will likely become more competitive, and our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements that may render our Duett sealing device obsolete

The existing market for vascular sealing devices is intensely competitive. We expect competition to increase further as additional companies begin to enter this market and/or modify their existing products to compete directly with ours. Our primary competitors are Abbott Laboratories (through its subsidiary Perclose, Inc.), Datascope Corp. and St. Jude Medical, Inc., which sells a product developed by Kensey Nash Corporation. These companies have:

- better name recognition;
- broader product lines;
- greater sales, marketing and distribution capabilities;
- significantly greater financial resources;
- larger research and development staffs and facilities; and
- existing relationships with some of our potential customers.

We may not be able to effectively compete with these companies. In addition, broad product lines may allow our competitors to negotiate exclusive, long-term supply contracts and offer comprehensive pricing for their products. Broader product lines may also provide our competitors with a significant advantage in marketing competing products to group purchasing organizations and other managed care organizations that are increasingly seeking to reduce costs through centralized purchasing. Greater financial resources and product development capabilities may allow our competitors to respond more quickly to new or emerging technologies and changes in customer requirements that may render our Duett sealing device obsolete.

Our international sales are subject to a number of risks that could seriously harm our ability to successfully commercialize our Duett sealing device in any international market

Our international sales are subject to several risks, including:

- the ability of our independent distributors to sell our device;
- the impact of recessions in economies outside the United States;
- greater difficulty in collecting accounts receivable and longer collection periods;
- unexpected changes in regulatory requirements, tariffs or other trade barriers;
- weaker intellectual property rights protection in some countries;
- potentially adverse tax consequences; and
- political and economic instability.

The occurrence of any of these events could seriously harm our future international sales and our ability to successfully commercialize our Duett sealing device or any future product in any international market.

We have limited manufacturing experience and may encounter difficulties in our manufacturing operations which could seriously harm our business

We have limited experience in manufacturing our Duett sealing device. We believe our current facilities are adequate for our projected production of our Duett sealing device for the next year, but future facility requirements will depend largely on future sales of our product in the United States. We may encounter unforeseen difficulties in expanding our production of our Duett sealing device and new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, compliance with FDA regulations and requirements regarding good manufacturing practices, and the need for further regulatory approval of new manufacturing processes. Difficulties encountered by us in expanding our manufacturing capabilities could seriously harm our business.

Our business and results of operations may be seriously harmed by changes in third-party reimbursement policies

We could be seriously harmed by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any changes affect reimbursement for catheterization procedures in which our Duett sealing device or D-Stat hemostat is used. Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from healthcare payors for procedures in which our products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would seriously harm our business.

In the United States, healthcare providers, including hospitals and clinics that purchase medical devices such as our Duett sealing device or D-Stat hemostat, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of catheterization procedures. We believe that in a prospective payment system, such as the system currently used by Medicare, and in many managed care systems used by private healthcare payors, the cost of our product will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for our product.

In international markets, acceptance of our products is dependent in part upon the availability of reimbursement within prevailing healthcare payment systems. However, we are unaware of any hospitals that receive specific, cost-based, direct reimbursement for the use of our Duett sealing device or our D-Stat hemostat. Reimbursement and healthcare payment systems in international markets vary significantly by country. Our failure to receive international reimbursement approvals could have a negative impact on market acceptance of our products in the markets in which these approvals are sought.

Our products and our manufacturing activities are subject to extensive governmental regulation that could prevent us from selling our products in the United States or introducing new and improved products

Our products and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. We are required to:

- obtain the approval of the FDA and international agencies before we can market and sell our products;
- satisfy these agencies' content requirements for all of our labeling, sales and promotional materials; and
- undergo rigorous inspections by these agencies.

Compliance with the regulations of these agencies may delay or prevent us from introducing any new model of our existing products or other new products. Furthermore, we may be subject to sanctions, including temporary or permanent suspension of operations, product recalls and marketing restrictions if we fail to comply with the laws and regulations pertaining to our business.

We are also required to demonstrate compliance with the FDA's quality system regulations. The FDA enforces its quality system regulations through pre-approval and periodic post-approval inspections. These regulations relate to product testing, vendor qualification, design control and quality assurance, as well as the maintenance of records and documentation. If we are unable to conform to these regulations, the FDA may take actions which could seriously harm our business.

We are currently conducting two post approval studies of our Duett sealing device as required by the FDA. It is likely that we will conduct further studies on the use of our Duett sealing device for the foreseeable future. The FDA and international regulatory agencies may restrict or withdraw their approval of our Duett sealing device if additional information becomes available to support this action through these studies or otherwise.

The loss of, or interruption of supply from, key vendors, including single source suppliers, could limit our ability to manufacture our products

We purchase components used in our Duett sealing device and D-Stat flowable hemostat from various suppliers and rely on single sources for the collagen and thrombin components of our Duett sealing device procoagulant and our D-Stat flowable hemostat. There are currently no FDA-approved alternative suppliers of thrombin and very few FDA-approved alternative suppliers of collagen. Because it requires FDA approval, establishing additional or replacement suppliers for thrombin would require a lead-time of at least two years and would involve significant additional costs. Any supply interruption from key vendors or failure by us to engage alternative vendors may limit our ability to manufacture our Duett sealing device and our D-Stat flowable hemostat and could therefore seriously harm our business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. We maintain our accounts for cash and cash equivalents principally at one major bank and two investment firms in the United States. We have a formal written investment policy that restricts the placement of investments to issuers evaluated as creditworthy. We have not experienced any losses on our deposits of our cash and cash equivalents.

With respect to accounts receivable, we perform credit evaluations of our customers and do not require collateral. There have been no material losses on customer receivables.

In the United States and Germany, we sell our products directly to hospitals and clinics. Revenue is recognized upon shipment of products to customers.

In international markets outside of Germany, we sell our products to independent distributors who, in turn, sell to medical clinics. Loss, termination or ineffectiveness of distributors to effectively promote our product would have a material adverse effect on our financial condition and results of operations.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and Notes thereto required pursuant to this Item begin on page 31 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated herein by reference to the Sections under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement for our Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2001.

See Item 1 of Part I hereof for information regarding our Executive Officers.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to the Sections under the headings "Director Compensation" and "Executive Compensation and Other Information" contained in the Proxy Statement for our Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2001.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to the Section under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement for our Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2001.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this Report.

(1) The following financial statements are filed herewith in Item 8 in Part II.

(i) Consolidated Balance Sheets

(ii) Consolidated Statements of Operations

(iii) Consolidated Statement of Changes in Shareholders' Equity

(iv) Consolidated Statements of Cash Flows

(v) Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts. Such schedule should be read in conjunction with the consolidated financial statements. All other supplemental schedules are omitted because of the absence of conditions under which they are required.

(3) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Vascular Solutions, Inc. (incorporated by reference to Exhibit 3.1 to Vascular Solutions' Form 10-Q for the quarter ended September 30, 2000).
3.2	Bylaws of Vascular Solutions, Inc. (incorporated by reference to Exhibit 3.2 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
4.1	Specimen of Common Stock certificate (incorporated by reference to Exhibit 4.1 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
4.2	Form of warrant dated January 31 and February 14, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated (incorporated by reference to Exhibit 4.2 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
4.3	Form of warrant dated December 29, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated (incorporated by reference to Exhibit 4.3 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
4.4	Amended and Restated Investors' Rights Agreement dated December 9, 1998, by and between Vascular Solutions, Inc. and the purchasers of Series A and Series B preferred stock (incorporated by reference to Exhibit 4.4 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
4.5	Stock Purchase Warrant dated June 10, 1999 by and between Vascular Solutions, Inc. and Jones Pharma, Incorporated (incorporated by reference to Exhibit 4.7 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.1	Lease Agreement dated February 11, 1998 by and between Massachusetts Mutual Life Insurance Company as Landlord and Vascular Solutions, Inc. as Tenant (incorporated by

	reference to Exhibit 10.2 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.2	First Lease Amendment dated June 9, 1999 by and between Duke Realty Limited Partnership as Landlord and Vascular Solutions, Inc. as Tenant (incorporated by reference to Exhibit 10.3 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.3	Second Lease Amendment dated October 24, 1999 by and between Duke Realty Limited Partnership as Landlord and Vascular Solutions, Inc. as Tenant (incorporated by reference to Exhibit 10.3 to Vascular Solutions' Form 10-K for the year ended December 31, 2000).
10.4	Third Lease Amendment dated August 23, 2000 by and between Duke Realty Limited Partnership as Landlord and Vascular Solutions, Inc. as Tenant (incorporated by reference to Exhibit 10.4 to Vascular Solutions' Form 10-K for the year ended December 31, 2000).
10.5	Bill of Sale and Assignment dated January 31, 1997 by and between Vascular Solutions, Inc. and Dr. Gary Gershony (incorporated by reference to Exhibit 10.4 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.6	Mutual and General Release dated November 9, 1998 by and between Vascular Solutions, Inc., Dr. Gary Gershony and B. Braun Medical, Inc. (incorporated by reference to Exhibit 10.5 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.7	Purchase and Sale Agreement dated September 17, 1998 by and between Vascular Solutions, Inc. and Davol Inc. (incorporated by reference to Exhibit 10.8 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.8	Purchase Agreement dated June 10, 1999 by and between GenTrac, Inc. and Vascular Solutions, Inc. (incorporated by reference to Exhibit 10.9 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.9*	Form of Employment Agreement by and between Vascular Solutions, Inc. and each of its executive officers (incorporated by reference to Exhibit 10.11 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.10	Form of Distribution Agreement (incorporated by reference to Exhibit 10.12 of Vascular Solutions' Registration Statement on Form S-1 (File No. 333-84089)).
10.11*	Vascular Solutions, Inc. Stock Option and Stock Award Plan, as amended (incorporated by reference to Exhibit 10.13 of Vascular Solutions' Form 10-Q for the quarter ended March 31, 2001).
10.12*	Vascular Solutions, Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.14 to Vascular Solutions' Form 10-K for the year ended December 31, 2000).
10.13	Settlement Agreement dated July 12, 2001 by and between Vascular Solutions and St. Jude Medical and Daig Corporation (incorporated by reference to Exhibit 99.2 to Vascular Solutions' Form 8-K dated July 12, 2001).
23.1	Consent of Ernst & Young LLP.
24.1	Power of Attorney (included on signature page).

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Form 10-K.

(b) Registrant filed no Report on Form 8-K during its fourth quarter ended December 31, 2001.

(c) See Item 14(a)(3) above.

(d) See Item 14(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 1st day of March, 2002.

VASCULAR SOLUTIONS, INC.

By: /s/ Howard Root
Howard Root
Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard Root and James Butala (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the Annual Report on Form 10-K of Vascular Solutions, Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on the 1st day of March 2002, by the following persons in the capacities indicated.

Signature	Title
/s/ Howard Root Howard Root	Chief Executive Officer and Director (*principal executive officer*)
/s/ James Butala James Butala	Chief Financial Officer (*principal financial officer and principal accounting officer*)
Paul O'Connell	Director
/s/ Gerard Langeler Gerard Langeler	Director
/s/ James Jacoby, Jr. James Jacoby, Jr.	Director
/s/ Richard Nigon Richard Nigon	Director
/s/ Michael Kopp Michael Kopp	Director

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Less Deductions	Balance at End of Year
YEAR ENDED DECEMBER 31, 2001:				
Sales return allowance	$ --	$ 401,733	$ 337,207	$ 64,526
Allowance for doubtful accounts	80,000	35,304	5,304	110,000
Total	$ 80,000	$ 437,037	$ 342,511	$ 174,526
YEAR ENDED DECEMBER 31, 2000:				
Sales return allowance	--	--	--	--
Allowance for doubtful accounts	--	80,000	--	80,000
Total	$ --	$ 80,000	--	$ 80,000
YEAR ENDED DECEMBER 31, 1999:				
Sales return allowance	--	--	--	--
Allowance for doubtful accounts	--	--	--	--
Total	$ --	$ --	$ --	$ --

Report of Independent Auditors

The Board of Directors and Shareholders
Vascular Solutions, Inc.

We have audited the consolidated balance sheets of Vascular Solutions, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vascular Solutions, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Minneapolis, Minnesota
January 11, 2002

Vascular Solutions, Inc.

Consolidated Balance Sheets

	December 31	
	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$33,318,115	$44,097,563
Accounts receivable, net of reserves of $174,526 and $80,000 in 2001 and 2000, respectively	1,285,011	1,971,383
Inventories	1,782,363	2,466,445
Prepaid expenses	289,888	231,251
Total current assets	36,675,377	48,766,642
Property and equipment, net	917,579	894,094
Total assets	$37,592,956	$49,660,736
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 876,891	$ 933,059
Accrued compensation	923,705	1,344,995
Accrued expenses	162,476	188,792
Total current liabilities	1,963,072	2,466,846
Commitments and contingencies		
Shareholders' equity:		
Common stock, $.01 par value:		
Authorized shares – 40,000,000		
Issued and outstanding shares – 13,327,002--2001; 13,116,008--2000	133,270	131,160
Additional paid-in capital	70,712,174	69,965,240
Other	(100,834)	(38,182)
Accumulated deficit	(35,114,726)	(22,864,328)
Total shareholders' equity	35,629,884	47,193,890
Total liabilities and shareholders' equity	$37,592,956	$49,660,736

See accompanying notes.

Vascular Solutions, Inc.

Consolidated Statements of Operations

	Year Ended December 31		
	2001	2000	1999
Net sales	$ 12,082,379	$ 6,193,234	$ 1,429,094
Cost of goods sold	4,961,014	2,701,342	1,065,199
Gross profit	7,121,365	3,491,892	363,895
Operating expenses:			
Research and development	4,287,726	3,265,536	3,067,897
Clinical and regulatory	1,288,301	1,082,029	1,323,972
Sales and marketing	12,771,901	6,699,722	2,301,603
General and administrative	2,684,592	2,106,963	1,903,946
Total operating expenses	21,032,520	13,154,250	8,597,418
Operating loss	(13,911,155)	(9,662,358)	(8,233,523)
Interest income	1,660,757	1,453,491	371,066
Net loss	$(12,250,398)	$ (8,208,867)	$(7,862,457)
Basic and diluted net loss per share	$(.93)	$(.95)	$(1.95)
Shares used in computing basic and diluted net loss per share	13,216,773	8,645,152	4,032,616

See accompanying notes.

Vascular Solutions, Inc.

Consolidated Statement of Changes in Shareholders' Equity

	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Series B Preferred Stock Shares	Series B Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Other	Accumulated Deficit	Total
Balance at December 31, 1998	2,000,000	$20,000	1,777,777	$17,778	3,699,617	$ 36,996	$17,264,006	$ –	$ (6,793,004)	$10,545,776
Exercise of stock options	–	–	–	–	1,550,674	15,507	8,144,018	–	–	8,159,525
Value of options granted for services	–	–	–	–	–	–	22,660	–	–	22,660
Value of warrant granted related to supply agreement	–	–	–	–	–	–	257,000	–	–	257,000
Deferred compensation related to option grants	–	–	–	–	–	–	140,625	(140,625)	–	–
Amortization of deferred compensation	–	–	–	–	–	–	–	49,694	–	49,694
Net loss	–	–	–	–	–	–	–	–	(7,862,457)	(7,862,457)
Balance at December 31, 1999	2,000,000	20,000	1,777,777	17,778	5,250,291	52,503	25,828,309	(90,931)	(14,655,461)	11,172,198
Exercise of stock options	–	–	–	–	62,940	629	169,765	–	–	170,394
Sale of common stock with the initial public offering at $12.00 per share in July 2000, net of offering costs	–	–	–	–	4,025,000	40,250	43,932,416	–	–	43,972,666
Conversion of preferred stock in connection with initial public offering	(2,000,000)	(20,000)	(1,777,777)	(17,778)	3,777,777	37,778	–	–	–	–
Amortization of deferred compensation	–	–	–	–	–	–	–	72,561	–	72,561
Deferred compensation related to option grants	–	–	–	–	–	–	34,750	(34,750)	–	–
Comprehensive loss:										
Net loss	–	–	–	–	–	–	–	–	(8,208,867)	(8,208,867)
Translation adjustment	–	–	–	–	–	–	–	14,938	–	14,938
Total comprehensive loss										(8,193,929)
Balance at December 31, 2000	–	–	–	–	13,116,008	131,160	69,965,240	(38,182)	(22,864,328)	47,193,890
Exercise of stock options	–	–	–	–	**120,800**	**1,208**	**304,096**	–	–	**305,304**
Issuance of common stock under the Employee Stock Purchase Plan	–	–	–	–	**90,194**	**902**	**308,660**	–	–	**309,562**
Value of stock options granted for services	–	–	–	–	–	–	**10,398**	–	–	**10,398**
Deferred compensation related to option grants	–	–	–	–	–	–	**123,780**	**(123,780)**	–	–
Amortization of deferred compensation	–	–	–	–	–	–	–	**62,850**	–	**62,850**
Comprehensive loss:										
Net loss	–	–	–	–	–	–	–	–	**(12,250,398)**	**(12,250,398)**
Translation adjustment	–	–	–	–	–	–	–	**(1,722)**	–	**(1,722)**
Total comprehensive loss										**(12,252,120)**
Balance at December 31, 2001	–	$ –	–	$ –	**13,327,002**	**$133,270**	**$70,712,174**	**$(100,834)**	**$(35,114,726)**	**$35,629,884**

See accompanying notes.

Vascular Solutions, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31		
	2001	2000	1999
Operating activities			
Net loss	$(12,250,398)	$ (8,208,867)	$ (7,862,457)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	432,721	366,745	243,318
Value of options granted for services	10,398	–	22,660
Value of warrant granted related to supply agreement	–	–	257,000
Deferred compensation expense	62,850	72,561	49,694
Changes in operating assets and liabilities:			
Accounts receivable	686,372	(1,592,304)	(249,978)
Inventories	684,082	(1,851,228)	(293,758)
Prepaid expenses	(58,637)	(138,074)	(40,003)
Accounts payable	(56,168)	(84,509)	745,899
Accrued compensation and expenses	(447,606)	1,431,288	(84,069)
Net cash used in operating activities	(10,936,386)	(10,004,388)	(7,211,694)
Investing activities			
Purchase of property and equipment	(456,206)	(575,887)	(315,693)
Net cash used in investing activities	(456,206)	(575,887)	(315,693)
Financing activities			
Proceeds from exercise of stock options	305,304	170,394	8,159,525
Net proceeds from sale of common stock	309,562	43,972,666	–
Net proceeds from sale of preferred stock	–	–	–
Net cash provided by financing activities	614,866	44,143,060	8,159,525
Effect of exchange rate changes on cash and cash equivalents	(1,722)	5,587	–
(Decrease) increase in cash and cash equivalents	(10,779,448)	33,568,372	632,138
Cash and cash equivalents at beginning of year	44,097,563	10,529,191	9,897,053
Cash and cash equivalents at end of year	$ 33,318,115	$44,097,563	$10,529,191

See accompanying notes.

Vascular Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2001

1. Description of Business

Vascular Solutions, Inc. (the Company) manufactures, markets and sells the Vascular Solutions Duett™ sealing device, which enables cardiologists and radiologists to rapidly seal the puncture site following catheterization procedures such as angiography, angioplasty and stenting. The Company was incorporated in December 1996 and began operations in February 1997.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Vascular Solutions, Inc. and its wholly owned subsidiary, Vascular Solutions GmbH, after elimination of intercompany accounts and transactions.

Foreign Currency Translation and Transactions

Foreign assets and liabilities are translated using the year-end exchange rates. Results of operations are translated using the average exchange rates throughout the year. Translation gains or losses are accumulated as a separate component of shareholders' equity.

Comprehensive Loss

The components of comprehensive loss are net loss and the effects of foreign currency translation adjustments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and are carried at cost which approximates market.

2. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market and are comprised of the following at December 31:

	2001	2000
Raw materials	$1,294,507	$1,746,279
Work in process	305,527	371,176
Finished goods	182,329	348,990
	$1,782,363	$2,466,445

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Manufacturing equipment	3 to 5 years
Office and computer equipment	3 years
Furniture and fixtures	2 to 5 years
Leasehold improvements	Remaining term of the lease
Research and development equipment	3 to 5 years

Impairment of Long-Lived Assets

The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of impairment loss recorded will be measured as the amount by which the carrying value of the assets exceeds the fair value of the assets.

Revenue Recognition

In the United States and Germany, the Company sells its products directly to hospitals and clinics. Revenue is recognized upon shipment of products to customers.

2. Summary of Significant Accounting Policies (continued)

In all other international markets, the Company sells its products to international distributors which subsequently resell the products to hospitals and clinics. The Company has agreements with each of its distributors which provide that title and risk of loss pass to the distributor upon shipment of the products to the distributor. The Company warrants that its products are free from manufacturing defects at the time of shipment to the distributor. Revenue is recognized upon shipment of products to distributors following the receipt and acceptance of a distributor's purchase order. Allowances are provided for estimated warranty costs at the time of shipment. To date, warranty costs have been insignificant.

Research and Development Costs

All research and development costs are charged to operations as incurred.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals, or exceeds, the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company determines the fair value of stock options granted to non-employees for services using the Black-Scholes valuation method. The fair value of the stock options granted is expensed over the time period the services are rendered.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its accounts for cash and cash equivalents principally at one major bank and two investment firms in the United States. The Company has a formal written investment policy that restricts the placement of investments to issuers evaluated as creditworthy. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

With respect to accounts receivable, the Company performs credit evaluations of its customers and does not require collateral. Two customers accounted for 11% and 23% of gross accounts receivable as of December 31, 2001 and 2000. There have been no material losses on customer receivables.

Net Loss Per Share

In accordance with Statement of Financial Accounting Standards No. 128, *Earnings Per Share*, (SFAS 128), basic net loss per share is computed by dividing net loss by the weighted average common shares outstanding during the periods presented. Diluted net loss per share is computed by dividing net loss by the weighted average common and dilutive potential common shares outstanding computed in accordance with the treasury stock method. For all periods presented, diluted loss per share is the same as basic loss per share, because the effect of outstanding options, warrants and convertible preferred stock is antidilutive.

Reclassifications

Certain prior year balances were reclassified to conform to the current year presentation.

3. Property and Equipment

Property and equipment consists of the following at December 31:

	2001	2000
Property and equipment:		
Manufacturing equipment	$ 773,989	$ 713,054
Office and computer equipment	734,146	555,828
Furniture and fixtures	221,347	216,983
Leasehold improvements	143,079	105,869
Research and development equipment	254,906	79,527
	2,127,467	1,671,261
Less accumulated depreciation	(1,209,888)	(777,167)
Net property and equipment	$ 917,579	$ 894,094

4. Leases

The Company leases a 29,000-square-foot office and manufacturing facility under an operating lease agreement, which expires in March 2003. The Company may terminate the lease agreement at six-month intervals after December 2001 with a six-month written notice to the lessor. Rent expense related to the operating leases was approximately $306,600, $242,100 and $167,900 for the years ended December 31, 2001, 2000 and 1999.

Future minimum lease commitments under the existing operating lease as of December 31, 2001 are as follows:

2002	$315,006
2003	75,752
	$390,758

5. Income Taxes

At December 31, 2001, the Company had net operating loss carryforwards of approximately $32,600,000 for federal income tax purposes that are available to offset future taxable income and begin to expire in the year 2013. At December 31, 2001, the Company also had federal and Minnesota research and development tax credit carryforwards of approximately $1,317,000 which begin to expire in the year 2013. No benefit has been recorded for such carryforwards, and utilization in future years may be limited under Sections 382 and 383 of the Internal Revenue Code if significant ownership changes have occurred.

5. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$12,852,000	$8,154,000
Tax credit carryforwards	1,317,000	1,084,000
Depreciation and amortization	156,000	198,000
Accrued compensation	245,000	209,000
Other allowances	78,000	88,000
	14,648,000	9,733,000
Less valuation allowances	(14,648,000)	(9,733,000)
Net deferred taxes	$ –	$ –

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2001	2000	1999
Tax at statutory rate	34.0%	34.0%	34.0%
State income taxes	6.0	6.0	6.0
Impact of net operating loss carryforward	(40.0)	(40.0)	(40.0)
Effective income tax rate	–%	–%	–%

6. Initial Public Offering

On July 25, 2000, the Company completed the initial public offering of its common stock. Upon the closing of the initial public offering, the Company issued 3,500,000 shares of its common stock at an offering price of $12.00 per share and all of the Company's Series A and Series B preferred stock automatically converted into 3,777,777 shares of common stock. On August 15, 2000, the underwriters exercised in full their over-allotment option to purchase an additional 525,000 shares of common stock at $12.00 per share. Cash proceeds from the sale of the 4,025,000 shares of common stock, net of underwriters' discount and offering expenses, totaled approximately $44 million. Upon closing of the Company's initial public offering, the authorized capital stock of the Company consisted of 40,000,000 shares of common stock, par value $.01 per share, with no shares of preferred stock outstanding or designated.

7. Capital Stock

In connection with the sale of Series B preferred stock, the Company entered into a Put and Option Agreement (the Agreement) with one of the Series B investors (the Investor). The Agreement provided the Company with the right to sell, and the Investor the obligation to purchase, up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. The Company exercised its right and sold 600,000 shares of common stock to the Investor at $5.00 per share on June 30, 1999. In addition, the Agreement provided the Investor with the right to buy, and the Company the obligation to sell, up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. The Investor exercised its right and purchased 600,000 shares of common stock from the Company at $5.00 per share on December 28, 1999.

Furthermore, the Agreement provided an affiliate of the Investor with the right to buy, and the Company with the obligation to sell, up to $2,000,000 of common stock at $7.00 or $8.00 per share based on the Company attaining certain milestones. The affiliate of the Investor exercised its right and purchased 285,714 shares of common stock from the Company at $7.00 per share on December 28, 1999.

On June 10, 1999, the Company issued a warrant to purchase 100,000 shares of common stock at $5.00 per share to a supplier in connection with entering into a five-year supply agreement. The warrant is exercisable at any time and expires on June 10, 2004. Using the Black-Scholes valuation model, the Company determined a fair value of $257,000 for the warrant and expensed this amount during the year ended December 31, 1999. The amount was classified as research and development expense because it related to product development activities.

As of December 31, 2001, the Company had 268,000 warrants outstanding at a weighted average exercise price of $3.19 per share.

8. Stock Options

Stock Option Plan

The Company has a stock option and stock award plan (the Stock Option Plan) which provides for the granting of incentive stock options to employees and nonqualified stock options to employees, directors and consultants. As of December 31, 2001, the Company reserved 1,900,000 shares of common stock under the Stock Option Plan. Under the Stock Option Plan, incentive stock options must be granted at an exercise price not less than the fair market value of the Company's common stock on the grant date. The exercise price of a non-qualified option granted under the Stock Option Plan must not be less than 50% of the fair market value of the Company's common stock on the grant date. Prior to the initial public offering in July 2000, the Board of Directors determined the fair value of the common shares underlying options by assessing the business progress of the Company as well as the market conditions for medical

8. Stock Options (continued)

device companies and other external factors. The options expire on the date determined by the Board of Directors but may not extend more than ten years from the grant date. The Stock Option Plan also permits the granting of stock appreciation rights, restricted stock and other stock-based awards. The incentive stock options generally become exercisable over a four-year period and the non-qualified stock options generally become exercisable over a two-year period. Unexercised options are canceled upon termination of employment and become available under the Stock Option Plan.

Option activity is summarized as follows:

	Shares Available for Grant	Plan Options Outstanding	Exercise Price	Weighted Average Exercise Price
Balance at December 31, 1998	340,169	533,131	$1.50–$ 3.25	$ 2.34
Shares reserved	500,000	–	–	–
Granted	(587,000)	587,000	3.25– 6.00	5.08
Exercised	–	(64,960)	2.00– 3.25	2.46
Canceled	121,560	(121,560)	2.00– 3.25	2.75
Balance at December 31, 1999	374,729	933,611	1.50– 6.00	4.00
Granted	(290,250)	290,250	6.00– 6.50	11.12
Exercised	–	(62,940)	1.50– 5.00	2.71
Canceled	90,150	(90,150)	1.50– 16.50	4.89
Balance at December 31, 2000	174,629	1,070,771	1.50– 16.50	5.85
Shares reserved	500,000	–	–	–
Granted	(972,000)	972,000	2.51– 7.48	5.35
Exercised	–	(120,800)	1.50– 7.00	2.53
Canceled	347,160	(347,160)	1.50– 16.50	7.41
Balance at December 31, 2001	49,789	1,574,811		

8. Stock Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of December 31, 2001	Weighted Average Exercise Price
$ 0.00–$ 1.65	101,211	5.4	$ 1.50	101,211	$ 1.50
1.66– 3.30	523,810	8.4	2.71	157,810	2.96
4.96– 6.60	526,620	8.4	6.20	172,000	6.09
6.61– 8.25	291,860	8.7	7.28	85,150	7.19
9.91– 11.55	19,480	7.9	10.00	11,650	10.00
11.56– 13.20	92,880	8.2	12.00	37,700	12.00
14.86– 16.50	18,950	8.5	16.50	6,370	16.50
	1,574,811	8.2	5.45	571,891	5.16

Stock-Based Compensation

The Company accounts for stock options under APB 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (FASB 123), the net loss and net loss per common share would have been increased to the following pro forma amounts for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Net loss:			
As reported	$(12,250,398)	$ (8,208,867)	$(7,862,457)
Pro forma	(14,882,091)	(10,361,727)	(8,169,981)
Basic and diluted net loss per share:			
As reported	$ (.93)	$ (.95)	$(1.95)
Pro forma	(1.21)	(1.20)	(2.03)

For purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

8. Stock Options (continued)

The fair value of the Company's stock options was estimated assuming no expected dividends and the following weighted average assumptions:

	2001	2000	1999
Expected life (years)	7.0	7.5	7.0
Expected volatility	1.21	.93	.67
Risk-free interest rate	2.76%	5.96%	4.90%

The weighted average fair value of options granted with an exercise price equal to the deemed stock price on the date of grant during 2001, 2000 and 1999 was $5.31, $9.79 and $3.82.

For the years ended December 31, 2001, 2000 and 1999, the Company recorded compensation expense of $10,398, zero and $22,660 in connection with non-qualified stock options granted to Board of Directors members, medical advisory board members and outside consultants, respectively.

Deferred Compensation

In 2001, 2000 and 1999, the Company recorded a total of $299,155 of deferred compensation for certain stock options granted for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. The weighted average fair value of these options was $2.93. Deferred compensation recorded is amortized ratably over the period that the options vest and is adjusted for options which have been canceled. Deferred compensation expense was $62,850, $72,561 and $49,694 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Employee Retirement Savings Plan

The Company has an employee 401(k) retirement savings plan (the Plan). The Plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 are eligible to participate in the Plan beginning with the first quarterly open enrollment date following start of employment. The Plan allows eligible employees to contribute up to 18% of their annual compensation, subject to a maximum limit determined by the Internal Revenue Service, with the Company contributing an amount equal to 25% of the first 5% contributed to the Plan. The Company recorded an expense of $112,084, $52,357 and $21,573 for contributions to the Plan for the years ended December 31, 2001, 2000 and 1999.

10. Concentrations of Credit and Other Risks

In the United States and Germany, the Company sells its products directly to hospitals and clinics. In all other international markets, the Company sells its products to distributors who, in turn, sell to medical clinics. Loss, termination or ineffectiveness of distributors to effectively promote the Company's product could have a material adverse effect on the Company's financial condition and results of operations.

Sales to significant customers as a percentage of total revenues are as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Customer A	2.6%	10.7%	19.7%
Customer B	2.3	6.3	28.8
Customer C	2.0	5.4	11.8
Customer D	1.8	2.2	5.8

The Company performs ongoing credit evaluations of its customers but does not require collateral. There have been no material losses on customer receivables.

Sales by geographic destination as a percentage of total net sales were as follows for the years ended December 31:

	2001	2000	1999
Domestic	90%	67%	7%
Foreign	10	33	93

11. Dependence on Key Suppliers

The Company purchases certain key components from single source suppliers. Any significant component delay or interruption could require the Company to qualify new sources of supply, if available, and could have a material adverse effect on the Company's financial condition and results of operations.

12. Commitments and Contingencies

In July 1999, the Company was named as a defendant in a patent infringement lawsuit brought by Datascope Corporation, a competitor, in the United States District Court of the District of Minnesota. The complaint requested a judgment that the Company's device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent the Company from selling its product in the United States as well as an award of attorney's fees, costs and disbursements. On August 12, 1999, the Company filed its answer to this lawsuit and brought a counterclaim alleging unfair competition and tortious interference against Datascope. On August 20, 1999, the Company moved for summary judgment to dismiss Datascope's claims. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after the Company's receipt of FDA approval of the Duett sealing device. On July 12, 2000, after the Company received FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent the Company from selling its product in the United States, damages caused by the alleged infringement, and other costs, disbursements and attorneys' fees. The Company believes the allegations included in the complaint are without merit, has filed its answer to the complaint and intends to defend the lawsuit vigorously. It is not possible to predict the timing or outcome of the Datascope litigation, including whether the Company will be prohibited from selling the Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

On July 3, 2000, the Company was named as the defendant in a patent infringement lawsuit brought by the Daig division of St. Jude Medical, Inc., a competitor, in the United States District Court of the District of Minnesota. The complaint requests a judgment that the Company's Duett sealing device infringes a series of four patents held by St. Jude Medical and asks for relief in the form of an injunction that would prevent the Company from selling its product in the United States, damages caused by the manufacture and sale of the Company's product, and other costs, disbursements and attorneys' fees.

On July 12, 2001, the Company entered into an agreement that settled all existing intellectual property litigation with St. Jude Medical, Inc. Under the terms of the settlement agreement, the Company agreed to pay a royalty of 2.5% of net sales of our Duett sealing device to St. Jude Medical, up to a maximum amount over the remaining life of the St. Jude Medical Fowler patents. In exchange, St. Jude Medical granted to the Company a non-exclusive license to its Fowler patents and has released it from any claim of patent infringement based on sales of the Duett sealing device. The Company granted a non-exclusive cross-license to its Gershony patents to St. Jude Medical, subject to a similar royalty payment if St. Jude Medical utilizes the Gershony patents in any future device. Beginning on July 1, 2001, a royalty expense of 2.5% of net sales is included in the Company's cost of goods sold until the maximum royalty is attained.

13. Quarterly Financial Data (Unaudited, in Thousands, Except per Share Data)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$3,123	$3,540	$2,529	$2,890
Operating loss	(2,988)	(3,263)	(3,891)	(3,769)
Net loss	(2,345)	(2,824)	(3,521)	(3,560)
Basic and diluted net loss per share	$(.18)	$(.21)	$(.27)	$(.27)
2000				
Net sales	$ 643	$ 708	$2,037	$2,805
Operating loss	(2,052)	(2,912)	(2,630)	(2,068)
Net loss	(1,931)	(2,819)	(2,100)	(1,359)
Basic and diluted net loss per share	$(.37)	$(.53)	$(.19)	$(.10)

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CORPORATE INFORMATION

Directors

James Jacoby, Jr.
Managing Director, Stephens Inc.

Michael Kopp
Industry Consultant and former Chief Executive Officer, Devices for Vascular Intervention, Inc. and IsoStent, Inc.

Gerard Langeler
Partner, OVP Venture Partners

Richard Nigon
Director of Equity Corporate Finance, Miller Johnson Steichen Kinnard

Paul O'Connell
Vice President, Vascular Interventional Products Group, B. Braun Medical, Inc.

Howard Root
Chief Executive Officer, Vascular Solutions, Inc.

Officers

Howard Root
Chief Executive Officer

Michael Nagel
Vice President, Sales & Marketing and Secretary

Deborah Jensen
Vice President of Regulatory Affairs, Quality Systems and Clinical Affairs

James Quackenbush
Vice President, Manufacturing

William Sutton
Vice President, Research & Development

James Butala
Chief Financial Officer and Treasurer

Investor Relations

James Butala
Chief Financial Officer
Telephone: 763-656-4300
E-mail: jbutala@vascularsolutions.com

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South Saint Paul, Minnesota 55075
Telephone: 651-450-4064

Independent Auditors

Ernst & Young LLP
Minneapolis, Minnesota

Legal Counsel

Dorsey & Whitney LLP
Minneapolis, Minnesota

Annual Meeting

The Company's Annual Meeting of Shareholders will be held on Tuesday, April 16, 2002, 3:30 p.m. at:

Minneapolis Club
729 Second Avenue South
Minneapolis, Minnesota 55402

Additional Information

A copy of Vascular Solution's filings with the Securities and Exchange Commission are available upon request by contacting Investor Relations or by accessing the Securities and Exchange Commission's web site at www.sec.gov.

Stock Exchange Listing

NASDAQ National Market System
Symbol: VASC

solutions

Solutions

Vascular Solutions

Vascular Solutions, Inc.
2495 Xenium Lane North
Minneapolis, Minnesota 55441-3625
Tel: 763-656-4300
Fax: 763-656-4250
www.vascularsolutions.com

Vascular Solutions GmbH
Universitaetsstrasse 140
44799 Bochum, Germany
Tel: +49 02 34 97 127 31
Fax: +49 02 34 97 127 30